SOLVAY SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

07023540

Brussels, May 8, 2007

SUPPL

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (I) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

Embargo : Brussels, May 8, 2007 at 1:00 pm

Further growth in operating results for the Solvay Group : +11% in the first quarter of 2007

- **Sales** (EUR 2,372 million) stable (+1%)
- **Operating results** (REBIT[1] of EUR 325 million) up 11% compared to the excellent results of the first quarter of 2006 : **Pharmaceuticals** stable; improvement in **Chemicals** (+6%) and strong growth in **Plastics** (+15%) ;
- **Net income of the Group** (EUR 218 million) down 8%, reflecting a net decrease of EUR 23 million in non-operating items[2] compared to the first quarter of 2006

Sales reached EUR 2.4 billion in the 1st quarter of 2007 (+1%). At constant exchange rates, they would have increased by 3%.

REBIT improved 11% compared to the 1st quarter of 2006 and reached EUR 325 million. The **operating margin** (REBIT on sales) was 13.7% compared to 12.4% in the 1st quarter of 2006.

The net income of the Group amounted to EUR 218 million (compared to EUR 238 million in the 1st quarter of 2006). It reflects the improvement in operating performance and includes a negative balance of EUR 8 million in non-operating items for the 1st quarter of 2007, while the 1st quarter of 2006 included a net positive balance of EUR 15 million.

Cash flow[3] for the 1st quarter of 2007 amounted to EUR 342 million and **REBITDA**[4] to EUR 440 million. The **net debt to equity ratio** reached 33% at the end of the 1st quarter of 2007, compared to 37% at the end of the 1st quarter of 2006 and 28% at the end of 2006.

Pharmaceuticals Sector sales (EUR 625 million, -7%) reflected the unfavorable impact of the expiration of marketing rights for Pantoloc® (-7%) as well as the effect of the USD/EUR exchange rate on American sales (-3%), partially offset by an increase in sales from other products. Operating results (EUR 124 million) were stable compared to the 1st quarter of 2006. Research & Development costs dropped temporarily to 14.6% of sales for the 1st quarter of 2007 compared to the 1st quarter of 2006 figure of 16.1%, which is in line with our full year estimate. Thus, the operating margin for the Pharmaceuticals Sector was particularly high (19.8%) in the 1st quarter of 2007. The implementation of the plan to improve costs by EUR 300 million by 2010 continued as announced.

Chemicals Sector sales (EUR 755 million) were comparable to those of the 1st quarter of 2006; REBIT (EUR 93 million) increased 6%. This performance was due to the persistence of a continued favorable global balance between supply and demand, characterized by stable volumes and prices trending upward, at a time when energy costs remained at very high levels. Results from the "Minerals" and "Oxygen" clusters increased. The "electrochemistry and fluorinated products" activities were down, mainly in fluor chemical commodities.

Plastics Sector sales (EUR 992 million) and results (REBIT of EUR 120 million) improved by 6% and 15% respectively from the 1st quarter of 2006. These results were due to continued growth of Specialty Polymers and strong growth in "Vinyls" cluster.

"2007 began with a generally favorable business climate. Our strategy of sustainable and profitable growth as well as enrichment of the portfolio of activities and continued efforts to improve competitiveness are positioning us favorably. Overall for 2007, we are confident that we can achieve the excellent operating results of last year. Obviously, we remain attentive to the evolution of worldwide macroeconomic conditions, energy costs and the EUR/USD exchange rate."

1 Operating results, i.e. EBIT before non-recurring items
2 Non-recurring items and results from discontinued operations
3 Net income plus total depreciation
4 REBITDA : REBIT, before recurring depreciation and amortization.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SOLVAY Group – Summary Financial Information[5]

Million EUR *(except for per share figures in EUR)*	1st quarter 2006	1st quarter 2007	1st quarter 2007/ 1st quarter 2006
Sales	**2,357**	**2,372**	**+1%**
REBIT	**293**	**325**	**+11%**
REBIT/Sales	*12,4%*	*13,8%*	-
Non-recurring items	-88	-8	-91%
EBIT	**205**	**317**	**+55%**
Charges on net indebtedness	-22	-19	-14%
Income from investments	-	-	-
Earnings before taxes	**183**	**298**	**+63%**
Income taxes	-48	-79	+64%
Discontinued operations	+103	-	n.s.
Net income of the Group	**238**	**218**	**-8%**
Net income (Solvay share)	232	209	-10%
Total depreciation	119	124	+4%
REBITDA	406	440	+8%
Cash flow	357	342	-4%
(per share, in EUR) **Earnings per share**[6]	**2.80**	**2.53**	**-10%**
Net debt to equity ratio	37%	33%	-

Notes on Solvay Group summary financial information

Non-recurring items amounted to EUR -8 million in the 1st quarter of 2007 compared to EUR -88 million in the 1st quarter of 2006. They represent, on balance, mainly in the Pharmaceuticals Sector, restructuring costs (EUR 13 million) of the "INSPIRE"[7] project and a reversal of provisions no longer needed (EUR 10 million).

Charges on net indebtedness amounted to EUR 19 million. At the end of March 2007, about 90% of the financial debt was covered at a fixed rate of 5.5% with a duration of more than 8 years.

Income taxes amounted to EUR 79 million in the 1st quarter of 2007, or a rate of 27%, comparable to the 1st quarter of 2006.

In the 1st quarter of 2007, there were no results from **discontinued operations,** whereas that item amounted to EUR 103 million in 2006 following the sale in March of industrial foils to Renolit.

Net income of the Group amounted to EUR 218 million compared to EUR 238 million in the 1st quarter of 2006. **Net earnings per share** in the 1st quarter of 2007 amounted to 2.53 EUR, compared to 2.80 EUR for the same period in 2006.

Cash flow amounted to EUR 342 million, and **REBITDA** to EUR 440 million; **depreciation** was comparable to that for the 1st quarter of 2006.

5 Books with limited review by Deloitte
6 Calculated on the basis of the weighted average of the number of shares outstanding after deducting shares purchased to cover stock options, or a total of 82,696,000 shares in the 1st quarter of 2006 and 82,787,815 shares in 1st quarter of 2007.
7 See also comments on page 8.

Total equity amounted to EUR 4,672 million at the end of March 2007, up EUR 216 million compared to the end of 2006. **Net debt** of the Group at the end of March 2007 (EUR1,561 million) was up EUR 303 million from December 31, 2006 and was comparable to that of the 1st quarter of 2006. The **net debt to equity** ratio was 33% at the end of the 1st quarter of 2007, compared to 37% at the end of the 1st quarter of 2006 and 28% at the end of 2006. This situation reflects the Group's policy of having a sound financial situation, in line with the objective of not persistently exceeding a net debt to equity ratio of 45%.

RESULT S BY SECTOR[8]

Million EUR	1st quarter 2006	1st quarter 2007	1st quarter 2007/ 1st quarter 2006
GROUP SALES	**2,357**	**2,372**	**+1%**
Pharmaceuticals	672	625	-7%
Chemicals	752	755	-
Plastics	933	992	+6%
"Corporate and Support activities"[9]	-	-	-
GROUP REBIT	**293**	**325**	**+11%**
Pharmaceuticals	124	124	-
Chemicals	88	93	+6%
Plastics	104	120	+15%
"Corporate and Support activities"[9]	-22	-12	-46%
GROUP REBITDA	**406**	**440**	**+8%**
Pharmaceuticals	148	150	+1%
Chemicals	129	132	+3%
Plastics	148	167	+13%
"Corporate and Support activities"[9]	-19	-9	-53%

8 Results by sector include results from the three sectors of the Group as well as the "Corporate and Business Support."
9 Non-allocated items, after more direct allocations starting 2007.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Million EUR (except for per-share figures, in EUR)	1st quarter 2006	1st quarter 2007
Sales	**2,357**	**2,372**
Cost of goods sold	-1,523	-1,542
Gross margin	**834**	**830**
Commercial and administrative costs	-390	-366
Research and development costs	-143	-125
Other operating gains and losses	-2	-4
Other financial gains and losses	-6	-9
REBIT	**293**	**325**
Non-recurring items	-88	-8
EBIT	**205**	**317**
Charge on net indebtedness	-22	-19
Income from investments	0	0
Earnings before taxes	**183**	**298**
Income taxes	-48	-79
Discontinuing operations	103	0
Net income of the Group	**238**	**218**
Minority interests	-6	-9
Net income (Solvay share)	**232**	**209**
Earnings per share *(in EUR)*	2.80	2.53
Diluted income per share(*) *(in EUR)*	2.79	2.51

(*) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	1st quarter 2006	1st quarter 2007
EBIT	205	317
Depreciation, amortization and impairments	119	124
Changes in working capital	-236	-393
Changes in provisions	67	-49
Income taxes paid	-32	-14
Others	-51	0
Cash flow from operating activities	**71**	**-15**
Acquisition/sale of investments	263	-8
Acquisition/sale of assets	-77	-102
Income from investments	0	0
Changes in financial receivables	3	-32
Effect of changes in method of consolidation	0	1
Cash from investing activities	**189**	**-140**
Variation of capital (increase/decreases)	0	0
Acquisition/sale of own shares	-21	-36
Changes in borrowings	50	331
Charges on net indebtedness	-22	-19
Dividends	-75	-88
Cash flow from financing activities	**-68**	**187**
Net change in cash and cash equivalents	**192**	**33**
Currency translation differences	-3	1
Opening cash balance	457	433
Closing cash balance	**646**	**468**

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2006	As of March 31, 2007
Non-current assets	**7,276**	**7,426**
Intangible assets	721	706
Goodwill	1,214	1,213
Tangible assets	3,869	3,864
Other investments	790	807
Deferred tax assets	506	626
Financial receivables and other non-current assets	176	209
Current assets	**3,825**	**4,036**
Inventories	1,221	1,261
Trade receivables	1,671	1,844
Income tax receivables	95	64
Other receivables	405	399
Cash and cash equivalents	433	468
Assets held for sale	-	-
TOTAL ASSETS	**11,101**	**11,462**
Total equity	**4,456**	**4,672**
Share capital	1,271	1,271
Reserves	2,943	3,150
Minority interests	242	252
Non-current liabilities	**3,966**	**4,085**
Long-term provisions	2,271	2,240
Deferred tax liabilities	137	262
Long-term financial debt	1,503	1,524
Other non-current liabilities	55	59
Current liabilities	**2,679**	**2,704**
Short-term provisions	215	193
Short-term financial debt	188	505
Trade liabilities	1,269	1,192
Income tax payable	99	126
Other current liabilities	908	688
Liabilities associated with assets held for sale	-	-
TOTAL LIABILITIES	**11,101**	**11,462**

STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EUR	Share capital	Issue Premiums	Retained earnings	Treasury shares	Currency translation differences	Fair value differences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2006)	**1,271**	**18**	**3,284**	**-138**	**-420**	**200**	**4,214**	**242**	**4,456**
Net profit for the period			209				209	9	218
Income and expenses directly allocated to equity					2	32	34	2	36
Cost of stock options			2				2		2
Dividends									
Acquisition/sale of own shares				-36			-36		-36
Increase in capital									
Other variations			-3				-3	-1	-4

Book value at the end of the period (3/31/2007)	**1,271**	**18**	**3,492**	**-175**	**-418**	**232**	**4,420**	**252**	**4,672**

RESULTS BY SECTOR[8]

The following table provides sales without elimination of sales between sectors as well as results by sector including non-recurring items (EBIT).

Million EUR	1st quarter 2006	1st quarter 2007	1st quarter 2007/ 1st quarter 2006
GROUP SALES	**2,507**	**2,518**	**+1%**
Pharmaceuticals	672	625	-7%
Chemicals	821	818	+1%
Plastics	1,014	1,075	+6%
"Corporate and Support activities"[9]	-	-	-
GROUP EBIT	**205**	**317**	**+55%**
Pharmaceuticals	42	121	ns
Chemicals	50[10]	90	+81%
Plastics	104	117	+13%
"Corporate and Support activities"[9]	9[10]	-12	ns

10 Mainly following the transfer of non-recurring provisions to cover the fines in Europe and the United States in the area of peroxides from "Non-allocated items" to "Chemicals Sector."

ANNEX TO PRESS RELEASE COMMENTS ON FIRST QUARTER 2007 RESULTS OF THE SOLVAY GROUP

PHARMACEUTICALS SECTOR

Strategic developments

- ***Continued strategic transformation of the Pharmaceuticals Sector***
  Application for registration of bifeprunox (for schizophrenia) being reviewed by the FDA in the United States.

  Since the acquisition of Fournier in 2005, Solvay Pharmaceuticals has implemented a strategy for transforming its organization ("INSPIRE project"). The Sector is aiming for average growth in sales[11] higher than the industry average (estimated in 2005 at 7% per year[12]), and an operating margin of 20% by 2010. To do this, it is prioritizing allocation of R&D resources on two primary therapeutic areas (cardiometabolic and neuroscience), as well as the well-targeted niches of flu vaccines and pancreatic enzymes. It also values its drugs in gastroenterology and in men's and women's health. In addition, Solvay Pharmaceuticals set a goal of EUR 300 million in annual cost savings by 2010. The implementation of this savings plan is continuing as planned. After integration of the national sales teams as well as the administrative and support functions in 2006, globalization of R&D functions and production is underway, in line with selection of the priority therapeutic areas.

  Important steps were taken in developing molecules in the portfolio:

  - The FDA (Food and Drug Administration) review of the United States application for marketing approval for bifeprunox has been in progress since December 2006. Recently, more detailed clinical results were presented during ICSR[13]. These confirmed bifeprunox's favorable profile with regard to undesirable side effects generally observed in schizophrenia treatments.
  - In addition, Solvay Pharmaceuticals and Wyeth extended their collaboration agreement to include research in neurosciences with the goal of identifying new antipsychotic treatments.
  - In the area of fenofibrates, Solvay Pharmaceuticals is pursuing development of new products alongside TriCor®/Lipanthyl®, especially the molecule ABT335/SLV348[14], a next-generation fenofibrate co-developed with Abbott and now in Phase III. Submission of the application in the United States is scheduled for the second half of 2007. Solvay is also developing several combinations of fenofibrate with other molecules, such as Synordia® (fenofibrate/metformin) and zolip (fenofibrate/statin). Also, AstraZeneca and Abbott announced the joint development and marketing in the United States of a fixed-dose product, combining Crestor® (the rosuvastatin from AstraZeneca) and either TriCor® 145 NFE or ABT335/SLV348, whose filing is expected for 2009.
  - At the end of 2007, the new production unit for cell-based flu vaccines will produce vaccines designed to fill different government contracts for pre-pandemic vaccines as well as vaccines for clinical trials for the flu season, with marketing planned in 2008. Expansion of US clinical trials is in preparation while awaiting full payment of the agreed upon grant[15] of USD 298 million from the Department of Health and Human Services (HHS)[16].
  - The application for Pulzium® (tedisamil), for treatment of arrhythmia, was filed in December 2006 in the United States and in March 2007 in Europe.
  - In the framework of the reorientation of R&D priorities (Cardiometabolic and Neuroscience) following the acquisition of Fournier in July 2005, Solvay Pharmaceuticals returned to Aeterna-Zentaris all rights to cetrorelix, a gynecological treatment.

  In addition, the Pharmaceuticals Sector accelerated its geographical deployment by reinforcing its commercial activities in emerging regions (Russia, India, China and Latin America).

---

11 Based on proforma sales from 2004 including Fournier Pharma, or EUR 2,338 million
12 Industry growth estimates in 2007 at 5% (Source : IMS).
13 ICSR: International Congress on Schizophrenia held from March 28 to April 1, 2007 in the United States (Colorado).
14 Previously called HEXA
15 Subsidy for development of a cell-based flu vaccine and design of a production unit in the United States for 2011.
16 Health and Human Services or HHS

Key figures

Key figures for principal products by therapeutic class

Million EUR	2006	1st quarter 2006	1st quarter 2007	1st quarter 2007 / 1st quarter 2006
PHARMACEUTICALS SECTOR	**2,601**	**672**	**625**	**-7%**
CARDIOMETABOLICS	**686**	**187**	**181**	**-3%**
Fenofibrate	413	114	102	-11%
Teveten®	95	23	27	+17%
Physiotens®	50	15	14	-7%
NEUROSCIENCES	**430**	**112**	**113**	**+1%**
Serc®	146	40	38	-5%
Marinol®	106	25	30	+20%
Luvox®	81	22	21	-5%
FLU VACCINES	**148**	**18**	**13**	**-28%**
Influvac®	118	12	6	-50%
PANCREATIC ENZYMES (Creon®)	**191**	**47**	**50**	**+6%**
GASTROENTEROLOGY	**294**	**106**	**59**	**-44%**
Duphalac®	85	23	24	+4%
Duspatal®	59	16	15	-6%
Pantoloc®	70	45	0	n.s.
MEN'S AND WOMEN'S HEALTH	**599**	**152**	**153**	**+1%**
Androgel®	275	68	74	+9%
Duphaston®	74	21	21	0%
Prometrium®	76	19	20	+5%

Comments

- Pharmaceuticals Sector **Sales** in the 1st quarter of 2007 were EUR 625 million (-7%).

  They were impacted by the expiration of marketing rights to Pantoloc® (-7%, sales of EUR 45 million in the 1st quarter of 2006) as well as the effect of the USD/EUR exchange rate in American sales (-3%, or EUR 20 million). Those sales improved +10% in USD (to USD 281 million), reflecting the favorable evolution in prescriptions for the main American products. In EUR, sales remained stable at EUR 215 million. In Europe, pressures on prices remained strong and were particularly heavy in France (with a negative impact of EUR 20 million). The rapid growth in sales in some emerging countries, however, mitigated these effects.

  Sales in the cardiometabolic area include EUR 102 million of income from fenofibrates (TriCor®, Lipanthyl). Sales of TriCor® 145mg NFE (USD 223 million) booked by Abbott in the United States improved by 9%. In neuroscience, Marinol® improved by 20% in EUR ; in its primary market, the United States, it improved by 23% in EUR and by 34% in USD. Pancreatic enzymes (Creon®) improved 6% and sales of Androgel® in the American market rose sharply (+8% in EUR ; +18% in USD).

- **Operating results** of the Pharmaceuticals Sector reached EUR 124 million and were stable compared to the 1st quarter of 2006. Note that the operating results for the 1st quarter of 2007 included one-off material items of EUR 19 million as in the 1st quarter of 2006 (EUR 17 million). In the 1st quarter of 2006 results reflected a capital gain on the sale of Estrogel®; in the 1st quarter of 2007 there was a reversal of provisions on doubtful receivables in Russia (EUR 11 million) and the balance of an arbitration award in the United States (EUR 8 million).

  The Pharmaceuticals Sector is actively pursuing its **research** efforts in the "Neuroscience" and "Cardiometabolic" areas, in particular the more rapid development of successors to Tricor®/Lipanthyl® to reinforce the fenofibrate franchise value. In the 1st quarter of 2007, R&D expenses were EUR 91 million (14.6% of sales) compared to EUR 108 million (16.1% of sales) in the 1st quarter of 2006, which itself had been up significantly. R&D expenses should be on the order of 16% of sales overall for 2007.

  Thus the operating margin of the Pharmaceuticals Sector in the first quarter of 2007 was particularly high (19.8%) compared to 18.5% in the 1st quarter of 2006 and 17.3% overall for 2006.

- The implementation of the **plan to save EUR 300 million by 2010** is continuing as planned; restructuring costs of EUR 13 million were recorded during the first quarter of 2007.

For all of 2007, Solvay Pharmaceuticals is anticipating stabilization of sales, in view of the impact of the USD to EUR exchange rate on American sales and the loss of marketing rights for Pantoloc®. Taking into account those elements, the continued research efforts and the preparation for the launch of bifeprunox, savings realized in the context of the Inspire project will permit sector results to be sustained.

CHEMICALS SECTOR

Strategic Developments

- ***Creation of new opportunities to sustain growth by intensification of geographic expansion, continued technological innovation and development of specialties.***

The decision to develop activities in Asia took concrete form with the start-up of a fluorinated specialties plant in Korea and the approval of a joint venture with Lantian in China for the production of hydrogen fluoride. The new plant in Korea is designed to serve rapidly growing markets, such as semi-conductors and liquid crystal displays (LCD), in this region of the world.

Technological innovation was embodied in two concrete and significant applications:

- In hydrogen peroxide, the current construction at Antwerp, in partnership with BASF and Dow, of a mega-plant (230 kt/year) based on the new "high productivity" technology developed by Solvay, to provide hydrogen peroxide for a propylene oxide production unit;
- in epichlorhydrin, startup in France of the first industrial-scale production unit (10,000 tons/year) using the new Solvay method, Epicerol™, utilizing glycerin derived from the biodiesel industry. Also, a second investment is planned (between now and mid-2009) for a unit of 100,000 tons/year in Thailand, in order to meet the rapidly growing demand in Asia.

The combination of the Barium Strontium and Advanced Functional Minerals activities into a single Strategic Business Unit called Advanced Functional Minerals was effective on January 1, 2007; it is intended to reinforce synergies, primarily in research and development of new high-added-value specialties. Also, acquisition of a majority holding (75%) in the German company Girindus reinforced the Group's competencies in the area of organic molecules designed for high-tech markets.

Finally, the Chemicals Sector is paying particular attention to developments in the energy situation. Technological leadership in processes, adaptable high-performance industrial infrastructures (among others, investments under way in Bulgaria or conversion of calciners in the United States to coal, started up at the end of 2006), cogeneration units and a strategy of supply coverage with medium- to long-term contracts helped mitigate the energy-price impact. In the context of Solvay's participation in the Exeltium consortium, a group of electric-intensive industries in France, Exeltium and EDF signed a first supply contract in April 2007; this participation by Solvay in Exeltium should provide large production sites in France with long-term energy supplies at competitive prices. In Belgium a similar project is currently being studied for the Plastics Sector. Also, as permitted by the specific market conditions for each SBU, price hikes were negotiated to compensate for high energy costs.

Key figures

(in Millions EUR)	Sales				REBIT change
	2006	1st quarter 2006	1st quarter 2007	1st quarter 07/ 1st quarter 06 %	1st quarter 07 / 1st quarter 06
CHEMICALS	**2,998**[17]	**752**[17]	**755**[17]	-	**+6%**
"Minerals"[18] cluster	1,304	318	332	+4%	↗
"Electrochemistry and fluor chemicals	1,130	297	272	-8%	↘

17 Including SBU Molecular Solutions
18 Including Soda Ash and Derivatives SBUs as well as Advanced Functional Minerals (combining Barium Strontium derivatives and Advanced Functional Minerals since 1/1/2007).

cluster					
"Oxygen cluster"[19]	494	121	130	+7%	↗

Comments

- ***Improvement in Chemicals activities due to favorable market conditions worldwide, despite continued high energy costs.***

 Chemicals Sector sales (EUR 755 million) were comparable to those of the 1st quarter of 2006; REBIT (EUR 93 million) increased 6%. This performance was due to the persistence of a continued favorable global balance between supply and demand, characterized by stable volumes and prices trending upward, at a time when energy costs remained at very high levels. Results from the "Minerals" and "Oxygen" clusters increased. The "electrochemistry and fluorinated products" activities were down, mainly in fluor chemical commodities.

 - **Soda ash** activities improved due to continuing increased demand and rising prices in the context of very high energy costs. Specialty derivatives of soda ash, bicarbonate in particular, witnessed good global volumes and prices; their growth continued due to the development of a portfolio of products and geographic expansion.
 - Results from **Electrochemistry** increased in the 1st quarter of 2007. Volumes of caustic soda remained good, in particular in the paper, aluminum and chemistry sectors. Customer inventory levels remained low in the 1st quarter of 2007. Supply was strained due to technical problems at several producers. This situation led to higher prices for caustic soda in the 1st quarter of 2007. In the 2nd quarter of 2007, we are seeing a return to prices closer to the average for 2006.
 - **Fluoride products** results continued in 2007 to be impacted on the one hand by an increase in energy costs in Europe and on the other hand by a significant erosion of prices in the refrigerants market, linked to intensification of competitive pressure from China for Solkane® 134a.
 - Results from **Hydrogen Peroxide** in the 1st quarter of 2007 improved due to growth in volumes and a drop in gas prices in the United States. Also, in comparison with last year, the SBU is now fully benefiting from expansion of capacities started at the beginning of April 2006.

PLASTICS SECTOR

STRATEGIC DEVELOPMENTS

- ***Capitalizing on our strengths, enriching the portfolio of activities.***

The strategy of the Plastics Sector is characterized:

- On the one hand, by the development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems. These high-value added activities are now among the primary contributors to the Group's results.

 The Group is considerably reinforcing its competitive position in Specialty Polymers in order to meet the growing demand from markets such as electronics, aerospace, medical applications, automotive, etc. It is emphasizing internal growth projects, expansion of the portfolio of products, including through acquisitions, as well as geographic expansion, in particular in Asia. Internal growth projects are focused around tripling polysulfone production capacity, expansion of capacities for HYFLON® (MFA/PFA, perfluoroalkoxyl) in Italy, for DIOFAN® (PVDC, polyvinylidene chloride) and for SOLEF® (polyvinylidene fluoride, PVDF) in France. Acquisitions in 2006 (Mississippi Polymer Technologies in the United States and the plastics division of Gharda in India) completed the portfolio of activities. They provided access to very-high-performance polymers, including PEEK, a commercial-scale production unit for which is being constructed in Panoli (India). In Asia, a Technical Center was opened in China and a world class plant is being built to produce micronized polytetrafluoroethylene (PTFE), used in cosmetics or for high-performance lubricants. Finally of note is the

19 Including Hydrogen Peroxide, Detergents and Caprolactones SBUs

50/50 joint venture, SolviCore, between Solvay and Umicore, for research, development and marketing of membrane-electrode assemblies, designed for application in fuel cells.

- On the other hand, in the Vinyls activities, by strong leadership on three continents (Europe, Mercosur and Asia), targeted growth and continuous reinforcement of competitiveness. It was in this context that the Thai subsidiary, Vinythai, doubled its capacity (for salt, chlorine, EDC and VCM) in 2006, while a PVC capacity expansion of 80 kt/year is under way in Thailand, with startup scheduled for mid-2008. Capacity expansions in chlorine, caustic soda, VCM and PVC are also under way in Brazil. Southeast Asia and Mercosur constitute, together with Europe, important growth areas for vinyl activities. In Europe, the competitive position of SolVin was further reinforced with the shutdown of the Ludwigshafen unit on January 1, 2006 and the transfer of production to other units. SolVin is pursuing its negotiations to build an integrated unit in Russia, with a PVC capacity of 350 kt/year in the context of a 500 kt/year project.

Key figures

(millions EUR)	Sales				REBIT change
	2006	1st quarter 2006	1st quarter 2007	1st quarter 07/ 1st quarter 06 %	1st quarter 07 / 1st quarter 06
PLASTICS	**3,800**	**933**	**992**	**+6%**	**+15%**
Specialties[20]	1,712	450	446	-1%	➔
Vinyls cluster[21]	2,088	483	546	+13%	➚

Comments

- ***Continued growth of Specialty Polymers and strong growth in "Vinyls" cluster***

Plastics Sector sales (EUR 992 million) and results (REBIT of EUR 120 million) improved by 6% and 15% respectively from the 1st quarter of 2006. These results were due to continued growth of Specialty Polymers and strong growth in "Vinyls" cluster.

- **Specialty Polymers** recorded growth in volume in the first quarter of 2007. Demand was particularly strong in the high-added-value markets such as consumer electronics, aerospace, medical applications, pharmaceutical packaging, new automotive applications and petroleum-drilling applications. Sales also improved significantly in Asia, where activities were reinforced. Results continued to improve compared to the very good level reached in the first quarter of 2006, despite the effect of the unfavorable exchange rate between the Yen and the USD and the sustained R&D efforts (5% of sales) in order to meet the demand for new high-performance polymers.

  Results from **Inergy Automotive Systems** in the first quarter of 2007 were down. Total volumes (3.3 million fuel systems) decreased (-5%) compared to the first quarter of 2006, due to a marked slowdown of its customers in NAFTA, Western Europe and Japan. Production in East Europe is improving steadily. Efforts to improve competitiveness and industrial redeployment continued and the closing of a plant in Japan is planned this year. Also, development in high-growth areas is under way (Russia, India, China).

- Results from **Vinyls** were up significantly, especially in Europe, due to overall better spreads, good volumes and a reinforced competitive position in Europe and Brazil. Demand remained good due to favorable climate conditions and sustained demand in Eastern Europe; the drop in ethylene prices led to a slight downturn in prices. In the 2nd quarter of 2007, vigorous demand should permit new price hikes while ethylene prices are going up. In Asia, the market trends improved for vinyls.

  Results from **Pipelife** (pipes and fittings) were up significantly compared to first quarter of 2006, due to increases in volumes everywhere in Europe, and in particular Eastern Europe. Development of the range of products and geographic expansion also contributed to this performance and will be further reinforced in the future because of the acquisition of Quality Plastics in Ireland in April 2007.

20 Includes Specialty Polymers SBUs and Inergy Aurtomotive Systems (fuel systems)
21 Includes Vinyls SBUs and Pipelife (pipes and fittings)

COMMENTS

1. Limited Quarterly Review.

Deloitte have conducted a limited review of the quarterly consolidated situation that closed on 31 March 2007. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.

2. Risk Management

A risk management analysis is in the 2006 annual report published on the Internet (www.solvay-investors.com).

3. Primary exchange rates

		Close			Average		
1 Euro =		2006	3 months 2006	3 months 2007	2006	3 months 2006	3 months 2007
Pound Sterling	GBP	0.6715	0.6964	0.6798	0.6817	0.6862	0.6706
American Dollar	USD	1.3170	1.2104	1.3318	1.2554	1.2023	1.3106
Argentine peso	ARS	4.0474	3.7278	4.1297	3.8594	3.6828	4.0574
Brazilian real	BRL	2.8144	2.6501	2.7208	2.7329	2.6409	2.7631
Thai baht	THB	46.77	47.01	43.06	47.58	47.27	45.39
Japanese yen	JPY	156.93	142.42	157.32	146.03	140.51	156.43

4. Solvay Shares.

	2006	3 months 2006	3 months 2007
Number of shares issued at the end of the period	84,701,133	84,698,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,669,267	82,696,000	82,787,815

* * * *

Key dates for financial communications

- Tuesday, May 15, 2007: payment of balance of dividend for 2006 (coupon No. 80)
- Friday, July 27, 2007: results for the first half of 2007 (at 7:30 AM)
- Friday, October 26, 2007: 9-month results 2007 and announcement of prepayment of dividend for 2007 (payable in January 2008, coupon no. 81) (at 7:30 AM)
- Mid-February 2008: annual results for 2007 (at 7:30 AM)

To obtain additional information:

Martial TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Deputy Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Embargo: May 7, 2007 at 08:30 a.m. (Brussels time)

INERGY AUTOMOTIVE SYSTEMS DEPLOYS ITS FUEL SYSTEMS BUSINESS IN CHINA, INDIA AND RUSSIA

The Solvay / Plastic Omnium joint venture supplies its automotive customers on strong-growth markets

Solvay today announced that its Inergy Automotive Systems subsidiary, world leader in fuel systems for the automotive industry, has just launched a plant construction project at Wuhan in the Hubei province of China. The facility will go on stream in 2008 to deliver fuel systems to production plants operated by Nissan and General Motors in China. Inergy Automotive Systems, in which Solvay and French group Plastic Omnium each have a 50% interest, will also be seeking new opportunities on the strongly growing Chinese market.

According to the China Association of Automobile Manufacturers (CAAM), sales of private cars rose by 37% last year in China to 3.8 million vehicles.

Inergy Automotive Systems is also in the process of negotiating the purchase of a site between Moscow and Nijni Novgorod, with a view to building a new facility to supply the fuel system for the Logans produced by Renault/Dacia in Russia. The plant would start shipping as from 2008. Inergy Automotive Systems already supplies the system for the down market Renault/Dacia out of its Romanian facility. Inergy Automotive Systems then plans to build on this first venture in Russia to develop new business with other manufacturers operating in the country.

Inergy Automotive Systems has also set up a company in India that will ultimately operate at a location between Bangalore and Chennai in the South-East. It will produce the fuel system for a low-cost model that a Japanese auto maker is planning to develop to target the emerging countries, and that is slated for release in 2010.

Renault, Nissan and Mahindra also have plans to build a new assembly plant with an annual capacity of 400,000 vehicles near Chennai.

The new production plants will extend the network already operated by Inergy Automotive Systems in Korea, Japan and Thailand, as well as Poland, Slovakia and Romania to satisfy the strong automotive demand in Asia and Eastern Europe.

"Inergy Automotive Systems' ambitious projects to win new business on high-potential markets are part of the sustainable and profitable growth strategy pursued by the Solvay Group", explained Jacques van Rijckevorsel, General Manager of the Plastics Sector and Member of the executive Committee, Solvay. "IAS equips one new car in five worldwide; our leadership position enables us to supply car makers worldwide and match their development in strong growth markets," he added.

Inergy Automotive Systems is the world's number one supplier of complete plastic fuel systems and fuel storage technologies (for petrol, diesel and biofuels). The company was set up as an equal share joint venture by the French company Plastic Omnium and Solvay SA. Inergy Automotive Systems has its head office in Paris; the company employs a workforce of around 4,500 and has 23 production plants in 16 countries. For more details go to www.inergyautomotive.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com.

For more information, please contact:

Martial Tardy, Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail: martial.tardy@solvay.com

Patrick Verelst, Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Communiqué également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo: May 2, 2007 at 8:30 AM (Brussels Time)

SOLVAY SOLEXIS EXPANDS POLYVINYLEDENE FLUORIDE (PVDF) PRODUCTION CAPACITY IN TAVAUX (FRANCE)

Marketing and R&D efforts boost demand for SOLEF®

Solvay Solexis, a world leader in Polyvinyledene fluoride (PVDF), announces today that it will increase the production capacity for this specialty fluoropolymer, which it markets under the SOLEF® brand name. Solvay Solexis has been very successful in providing consistent marketing and R&D efforts to develop new applications and increase SOLEF® market penetration worldwide.

The new capacity expansion will increase Solvay Solexis' existing PVDF capacity at its plant in Tavaux (France) by some 30% and is scheduled to come on stream early in 2009.

A number of key industries and applications such as chemicals, semiconductors, oil & gas and pipes&fittings are driving growth, as SOLEF® PVDF provides a unique combination of chemical, mechanical and processing properties to meet the growing and more stringent requirements of such industries. In addition, several promising new SOLEF® PVDF applications are developing rapidly in other high-end markets, such as environmental technologies – with membranes for water purification or key components in rechargeable lithium-ion batteries.

"The SOLEF® capacity expansion is a new great , impressive example of the strength of Solvay's Specialty Polymers organic growth potential. We have launched since the end of 2005 a significant number of new investments - PTFE fine powders and micro powders, Hyflon® MFA/PFA, PFPE Fluorofluids, Polysulfones, PEEK, Ultrapolymers, PVDC barrier polymers - which are consolidating our world leadership in the field of the highest performance materials that address the most sophisticated and stringent requirements of key, fast-growing, industries," said Vincenzo Morici. "This was made possible thanks to the great skills and capabilities of our research, manufacturing and commercial teams," added Morici, General Manager of the Specialty Polymers Strategic Business Unit, Solvay.

"We are quite excited by this new expansion that will allow Solvay Solexis to continue serving successfully its SOLEF® customers and growing in the global PVDF markets. With a unique upward integration into raw materials and a broad technological excellence in fluoromaterials, Solvay Solexis combines some crucial competitive advantages. This ensures not only stability of supply, but above all superior performance and quality of our products - for the benefit of our customers," said Pierre Joris, Chief Executive Officer of Solvay Solexis. "With this capacity expansion and leveraging such advantages, we are now poised to further develop our position on this very dynamic market," added Joris.

Press contact Martial Tardy
Tel 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SOLVAY SOLEXIS is a fully-owned subsidiary of the Solvay group. Visit www.solvaysolexis.com for more information.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

Ce communiqué de presse est également disponible en français
Dit persbericht is ook in het Nederlands beschikbaar

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Notes to the Editors:

Polyvinyledene fluoride (PVDF) is a specialty polymer of the fluoropolymer family generally used in applications which require the highest purity, strength, chemical and heat resistance as well as low smoke generation during a fire event.

Solvay Solexis manufactures PVDF for both melt-processing and coatings applications.

The group commands the entire fluor value chain, from its fluorspar mines in Namibia to the most sophisticated products in its fluorinated chemicals, fluoropolymers, fluoroelastomers and fluorinated fluids product ranges.

Embargo: April 25, 2007 at 8:30 AM (Brussels Time)

SOLVAY PHARMACEUTICALS FILES TEDISAMIL, A NEW CARDIOMETABOLIC PRODUCT FOR THE TREATMENT OF ATRIAL FIBRILLATION AND ATRIAL FLUTTER

Solvay announced today that its dossier for intravenous tedisamil (intended brand name: PULZIUM® IV), a new chemical entity coming from Solvay Pharmaceuticals R&D laboratories, has been filed for approval by the US Food and Drug Administration (FDA) as well as by the authorities of European Union countries. This means that the formal processing and review have begun.

The regulatory submission is based on safety and efficacy studies that evaluated PULZIUM® IV for the rapid conversion of recent onset atrial fibrillation or atrial flutter to normal sinus rhythm in more than 1000 patients with symptomatic atrial fibrillation or flutter. PULZIUM® IV is a class III anti-arrhythmic drug which blocks multiple potassium channels.

"We believe that PULZIUM® IV represents a valuable treatment option for cardiologists treating patients with recent onset atrial fibrillation or flutter. Used as a 30 minute intravenous infusion, it converts atrial flutter or fibrillation back to sinus rhythm and becomes a worthwhile addition to the other cardiometabolic treatments we offer", said Claus Steinborn, Executive Vice President R&D of Solvay Pharmaceuticals.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardio-metabolic, neuroscience, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2006 sales were EUR 2.6 billion and it employs approximately 10,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

SOLVAY S.A. Headquarters
ROBERT VAN BIJLERT
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS B.V
Tel: +31 (0) 294 479 577
E-mail : robert.vanbijlert@solvay.com
Internet : www.solvaypharmaceuticals.com

Dr ROGER BICKERSTAFFE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS B.V
Tel: +31 (0) 294 477 274
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo: April 2, 2007 at 8:30 AM (Brussels Time)

SOLVAY AFFILIATE PIPELIFE ACQUIRES QUALITY PLASTICS, A SPECIALTY PIPES & FITTINGS MANUFACTURER

Pipelife reinforces product portfolio in fast-growing market, broadens geographical scope

Solvay announces today that Pipelife, its 50/50 joint venture with Wienerberger, has acquired Ireland's Quality Plastics, a leading manufacturer of specialty pipes and fittings with a strong focus on so-called 'Hot & Cold' applications.

Hot & Cold water systems for plumbing and heating are sophisticated products processed from speciality polymers and complex compounds - which makes them suitable for the replacement of metal in many applications, while ensuring a high level of safety and effortless installation. They are the fastest-growing segment of the pipes and fittings market in Europe.

Quality Plastics produces and sells Cross-Linked Polyethylene (PEX), PEX multi layer Pipes, Polyethylene (PE) and Polybutylene (PB) Pipes, including a wide range of fittings and accessories. It operates two factories near Cork in Ireland achieving sales of EUR 42 million with 174 employees in the latest business year. Quality Plastics is also present in the United Kingdom through an own outlet and sales organization and exports its products to several countries in Europe.

Pipelife intends to capitalize on this acquisition and on its own extensive network to serve clients with these products and technologies throughout Europe. Miguel Kohlmann, the CEO of Pipelife commented on the acquisition: "Quality Plastics is a perfect complement for the Pipelife Group. It will reinforce one of Pipelife's fastest growing product lines - which is Hot & Cold - in addition to giving the group access to the Irish and UK markets".

"Solvay is confident that through its ambitious expansion plans, Pipelife will contribute effectively to the Group's sustainable and profitable growth," added Dominique Clerbois, Solvay's alliance manager for Pipelife.

The **PIPELIFE GROUP** is a joint venture between Wienerberger of Austria and Solvay. It is one of the world's leading Plastic Pipes and Fittings groups. It is now active in 29 countries and operates 30 factories with 2.800 employees achieving pro-forma sales of 823mEUR in 2006.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

SolVin
The Partner in Vinyls

Embargo: March 30, 2007 at 8:30 AM (Brussels Time)

SOLVIN CONSIDERS NEW PVDC LATEX PRODUCTION UNIT

Serving Growing demand for barrier material

SolVin, a joint venture between Solvay and BASF, announces today that it is planning to build a second production unit of Polyvinylidene chloride (PVDC) latex in response to growing global demand. PVDC latex is a specialty barrier material used as coating in packaging applications where the integrity of the goods is critical – essentially in the food and pharmaceutical sectors.

SolVin currently serves PVDC latex clients out of its production unit in Tavaux (France). SolVin is now considering the creation of a new unit with an annual production capacity of 10,000 tonnes, to be located possibly in Asia – for instance on Solvay's site in Map Tha Put, Thailand. SolVin is expecting to make a decision by the third quarter of 2007 and to start construction work subsequently.

"The unique properties of polyvinylidene chloride latex, which SolVin markets under the Diofan® brand name, make it the preferred choice of the food and pharma industry to match the highest barrier requirements," observed Vincenzo Morici, General Manager of the Specialty Polymers Strategic Business Unit, Solvay. "SolVin intends to uphold its commercial and technological leadership as well as its global reputation of excellence for this class of products. We will be in a position to continue serving our clients' expansion, while feeding Solvay's strategy of sustainable and profitable growth in the Specialty Polymers business," Morici added;

SolVin is a joint venture of which Solvay owns 75% and BASF, 25%. It is a leader on the polyvinyl chloride (PVC) market in Europe and on the PVDC market worldwide.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Notes to the Editors:

The unique set of properties of **polyvinylidene chloride** with combined water vapor and oxygen barrier properties, impressive barrier to oils, greases, chemicals, and to other gases and odors, transparency and printability, excellent thermoforming performance and machinability makes it effective in protecting foodstuffs and pharmaceuticals. These properties allow processors to limit the volume of material needed to manufacture safe and effective packaging.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo: February 22, 2007 at 8:30 AM (Brussels Time)

SOLVAY SOLEXIS EXPANDS PERFLUOROPOLYETHERS (PFPE) PRODUCTION CAPACITY IN SPINETTA MARENGO (ITALY)

Strong demand & growth prospects for innovative products Solvera®, Fluorolink® & H-Galden®

Solvay Solexis announces today that it has decided to double the production capacity of an innovative, unique family of perfluoropolyether (PFPE) polymers, whose outstanding technical performance is matched by improved environmental sustainability. The production capacity for this category of products will be lifted substantially at the fluorinated polymers manufacturing plant of Solvay Solexis in Spinetta Marengo (Italy). The expansion plans include a very large capacity increase for the PFPEs sold under the Solvera® and Fluorolink® brand names, to be progressively implemented during 2008.

The Solvera® and Fluorolink® product lines are primarily implemented as water and grease repellants for grease-proof paper packaging, textiles and carpets. Solvera® was approved for food contact by Bundesinstitut für Risikobewertung (BfR) in Germany and by the Food and Drug Administration (FDA) in the United States.

Solvay Solexis is currently developing a whole range of new applications for its Fluorolink® product line in a variety of high-end markets, including new materials, additives for polymers and high performance coatings, among others.

The expanded plant will also produce hydrofluoropolyether (HFPE), which Solvay Solexis markets as high-performance heat transfer fluid with improved environmental impact, under the H-Galden® brand name.

"This investment for a further expansion of Solvay Solexis' new and unique class of PFPEs creates a tremendous opportunity for sustainable and profitable growth," commented Vincenzo Morici, General Manager of the Specialty Polymers Strategic Business Unit, Solvay. "Our strategy is placing the company in a position of excellence with strongly differentiated products," Morici added.

"We are the only producers in the world for this class of products, which we believe has impressive market potential," stressed Pierre Joris, Chief Executive Officer of Solvay Solexis. "Firstly, we are capturing a substantial part of existing markets such as water and grease repellant coatings. Secondly, we have the opportunity to enter into a whole range of cutting-edge applications, which are still embryonic today but hold considerable promise," Joris added.

SOLVAY SOLEXIS is a fully-owned subsidiary of the Solvay group. Visit www.solvaysolexis.com for more information.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

For further information please contact :
MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Notes to the Editors:

Fluorolink®/Solvera® PFPE:

Fluorolink® is a line of versatile fluorinated products based on perfluoropolyether (PFPE) technology. The chemistry of these products, when applied to a substrate or incorporated into a formulation, enables exceptional properties.

Substantial modification of surface properties of common polymers, typically their oleo-hydro repellence, antistick, stain release and coefficient of friction, can be obtained using small amounts of Fluorolink®. Higher amounts can lead to modification of bulk properties, for example mechanical properties (lower glass transition temperature, which improves processability), lower refractive index and gas permeability, and exceptional chemical resistance.

For water and grease repellant paper and paperboard applications, a special portfolio of PFPE grades was launched under the brand name Solvera®.

H-Galden® HFPE:

H-Galden® are hydrofluoropolyether (HFPE) fluids with a lower global warming potential which were developed to be implemented as heat transfer medium (i.e. coolant) in critical conditions. HFPE is used in front-end semiconductor manufacturing tools such as dry etchers, ion implanters, lithography steppers, etc.

Embargo : Brussels, February 15, 2007 at 7.30 am

2006 : another record year for Solvay, due to strong growth in operating performance

Growth in sales of 10% and in operating results of 21%

- **Record sales** (EUR 9.4 Bn), **operating results** (REBIT[1] of EUR 1.1 billion), **net income of the Group** (EUR 817 million) and **cash flow** (EUR 1.3 Bn), surpassing those achieved in 2005
- Significant improvement in all **three sectors** : Pharmaceuticals, Chemicals and Plastics
- Proposed **net dividend** of 2.10 EUR, up by 5%

Sales in 2006 were up 10%, reaching EUR 9.4 billion. All three sectors showed significant improvement. In the 4th quarter of 2006, sales remained stable (+1%) due to the effect, as previously announced, of one-off items expected in the Pharmaceuticals Sector.

The **net income of the Group** (EUR 817 million) equaled the 2005 record; it reflects the growth in operating performance and includes non-operating[2] items in 2006 with a negative balance of EUR 40 million, while in 2005, it included a positive balance of non-operating items of EUR 119 million. In the 4th quarter of 2006, the net income of the Group improved by 11% to EUR 146 million.

REBIT improved by 21% compared to 2005 and reached a record of EUR 1.1 billion. The **operating margin** (REBIT on sales) reached 12%, up from 11% in 2005. Operating results improved in all three sectors. In the 4th quarter of 2006, as expected, operating results dropped by 8%.

Cash flow[3] in 2006 amounted to EUR 1.3 billion and **REBITDA**[4] to EUR 1,6 billion. This cash flow as well as the income from the sale of assets allowed the Group to achieve a **net debt to equity ratio** of 28% at the end of 2006 (compared to 43% at the end of 2005) which brings it back at the level comparable to the one achieved before the Fournier acquisition.

The Board of Directors decided to propose to the General Shareholders' Meeting of May 8, 2007, payment of a net dividend of EUR 2.10 per share, up by 5% compared to 2005. This is in line with the Group's dividend policy, which consists of increasing it anytime possible, and if possible not decreasing it. For 25 years, the dividend has increased gradually and has never been reduced.

Pharmaceuticals Sector[5] sales (EUR 2,600 million) increased by 15% in 2006 and operating results by 49% (EUR 451 million). The operating margin improved greatly to 17% in 2006, compared to 13% in 2005. This confirms the significant improvement of Solvay Pharmaceuticals and the successful integration of Fournier in the Group in line with the objectives of the "INSPIRE"[6] project. In addition to the significant growth of Cardiometabolic products, with EUR 413 million in revenues for the blockbuster drug fenofibrate, the sales of the primary products of Solvay Pharmaceuticals were up significantly. Research efforts in 2006, EUR 424 million (16% of sales), were up significantly (+21%) compared to 2005. Sales and results from the 4th quarter, including receipt of two milestone payments after completion of major steps in Research and Development for bifeprunox and SLV319, were down (respectively by 7% and by 20%) due to the effect of one-off items as announced (inventory reduction by American distributors) and the expiration of marketing rights to Pantoloc®.

Chemicals Sector sales improved by 8% in 2006 (+5% in the 4th quarter). REBIT (EUR 315 million) increased by 11% compared to 2005 and by 15% in the 4th quarter. This performance was obtained due to the continued favorable global balance between supply and demand, at a time when energy costs remained at very high levels. Results from the "Minerals" cluster posted strong growth. The "Oxygen" cluster improved, confirming the trend begun in the 3rd quarter. The "Electrochemistry activities (caustic soda) and fluorinated products" trended downward, mainly in fluor chemical commodities.

Plastics Sector sales increased by 8% in 2006 (+4% in the 4th quarter). The increase in the "Specialties" cluster, sustained by Specialty Polymers, and the strong performance of the "Vinyls" cluster permitted results (EUR 409 million) of

1 Operating results, i.e. EBIT before non-recurring items
2 Non-recurring items and results from discontinued operations
3 Net income plus total depreciation
4 REBITDA : REBIT, before recurring depreciation and amortization.
5 Results from the Pharmaceuticals sector include results from Fournier Pharma since August 1, 2005
6 See also comments on page 8.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

the Plastics Sector to surpass (+3%) the already strong results of 2005. In the 4th quarter, the sector reproduced (+1%) the good results realized in the 4th quarter of 2005.

"The strong growth of operating performance in 2006 illustrates the implementation of the Group's strategy for sustainable and profitable growth as well as enrichment of the portfolio of activities and the continuous efforts to improve competitiveness. The year 2007 began in a generally favorable business climate."

SOLVAY Group – Summary Financial Information[7]

Millions EUR *(except for per share figures in EUR)*	2005	2006	2006 / 2005	4th quarter 2005	4th quarter 2006	4th quarter 2006/ 4th quarter 2005
Sales	**8,562**	**9,399**	**+10%**	**2,324**	**2,349**	+1%
REBIT	**912**	**1,099**	**+21%**	**236**	**216**	-8%
REBIT/Sales	*11%*	*12%*	-			
Non-recurring items	-357	-143	-60%	-62	-25	-61%
EBIT	555	956	+72%	174	191	+10%
Charges on net indebtedness	-85	-82	-4%	-25	-16	-32%
Income taxes	-153	-179	+17%	-38	-29	-24%
Discontinued operations	+476	+103	-78%	22	0	n.s.
Income from investments	+23	+19	-17%	0	0	n.s.
Net income of the Group	**816**	**817**	-	**131**	**146**	**+11%**
Net income (Solvay share)	789	791	-	124	142	+15%
Total depreciation	464	522	+13%	129	139	+8%
REBITDA	1,339	1,568	+17%	360	339	-6%
Cash flow	1,280	1,339	+5%	260	285	+10%
(per share, in EUR) **Earnings per share[8]**	**9.51**	**9.57**	**+1%**	**1.50**	**1.72**	**+15%**
Net debt to equity ratio	43%	**28%**	-	-	-	-

Notes on Solvay Group summary financial information

Non-recurring items in 2006 showed a negative balance of EUR 143 million. It included:

- The capital gain of EUR 75 million on the second-quarter sale of 49.6% in Financière Keyenveld S.A. (Sofina S.A holding.);
- EUR 133 million of restructuring costs, recorded to meet the 2010 objectives of the Pharmaceuticals ("INSPIRE"[9] project);
- EUR 42 million of restructuring costs and additional provisions for miscellaneous litigation, primarily in the chemicals sector, and miscellaneous write-downs;
- EUR 49 million for impairment and reorganization of barium and strontium carbonate activities, which face significant competitive pressures, as well as for impairment of assets (the Zolip project) in the Pharmaceuticals sector following reallocation of priorities to the United States for development of the fenofibrate/statin combination in the framework of the project led by AstraZeneca and Abbott.

Charges on net indebtedness amounted to EUR 82 million. At the end of December 2006, financial debt was totally covered at a fixed rate. This resulted mainly from the issue, in May 2006, of EUR 500 million of a hybrid non-dilutive financial instrument carrying a payment at a fixed interest rate for the first 10 years. This issue allowed the Group to reinforce its financial structure while at the same time benefiting from favorable conditions in the capital market.

7 Books were audited by Deloitte
8 Calculated on the basis of the weighted average of the number of shares outstanding after deducting shares purchased to cover stock options, or a total of 83,020,663 shares in 2005 and 82,669,267 shares in 2006.
9 See also comments on page 8.

Income taxes amounted to EUR 179 million in 2006, or a rate of 20% taking into account the tax credits in the 4th quarter 2006, in addition to those recorded during the previous quarters, as well as the non-taxable capital gain on the 2nd quarter sale of 49.6% in S.A. Financière Keyenveld.

In 2006, results from **discontinued operations** represented the net income (EUR 103 million) on the sale of industrial foils to Renolit in March 2006. It should be recalled that, in 2005, the results from discontinued operations included a net capital gain (EUR 472 million) on the January 6, 2005 sale to BP of Solvay's American and European interests in the high-density polyethylene activities and the net income of the industrial foils activities.

Income from investments represents the dividends paid by Fortis and Sofina in 2006.

Net income of the Group amounted to a record EUR 817 million compared to EUR 816 million in 2005 after taking into consideration much less significant non-operating items. The **net earnings per share** in 2006 amounted to EUR 9.57 (EUR 1.72 in the 4th quarter), compared to EUR 9.51 for the same period in 2005 (EUR 1.50 in the 4th quarter 2005).

Depreciation amounted to EUR 522 million, up 13% compared to 2005. **Cash flow** reached a record level of EUR 1,339 million and was up by 5%. **REBITDA** amounted to EUR 1,568 million, up by 17%, taking into account the strong growth in operating results.

Stockholders' equity amounted to EUR 4,456 million at the end of December 2006, up by EUR 536 million compared to the end of 2005. **Net debt** of the Group at the end of 2006 (EUR 1,258 million) was down by EUR 422 million compared to December 31, 2005. The **net debt to equity ratio** was 28%, sharply down compared to 43% at the end of 2005. Moody's and S&Ps confirmed the long- and short-term ratings for Solvay (respectively A/A2 and A1/P1). This situation reflects the Group policy of maintaining a sound financial situation, in line with the objective of not continuously exceeding a net debt to equity ratio of 45%.

INVESTMENTS and RESEARCH & DEVELOPMENT

Investments in 2006 amounted to EUR 858 million. **Research and Development** (R&D) costs in 2006 reached EUR 563 million, including 75% for the Pharmaceuticals sector. Research efforts for the latter in 2006 amounted to EUR 424 million (16% of sales), up significantly (+21%) compared to 2005, taking into account the integration of Fournier Pharma since 1 August 2005.

The **2007 investments budget** for the Group is **EUR 905 million**; the budget for **R&D expenses** is **EUR 556 million,** 75% of which is for the Pharmaceuticals sector.

This demonstrates the Group's determination of pursuing its strategy of sustainable and profitable growth.

Additionally, the Innovation process, which is at the heart of the Group's strategy, marked the year 2006 with the presentation of the fourth Solvay Innovation Trophy. Eight innovation projects out of 96 in competition, all developed within the Solvay Group, were recognized by a jury composed of distinguished representatives from the world of research and innovation. The achievement, a year earlier than forecast, of the objectives set in the areas of growth, partnership and complete employee involvement, generated the setting of three new Innovation goals for 2009: "new sales" ratio of 30%, 50% of partnerships for innovative projects and full participation by employees (100%).

RESULTS BY SECTOR[10]

Millions EUR	2005	2006	2006 / 2005	4th quarter 2005	4th quarter 2006	4th quarter 2006/ 4th quarter 2005
GROUP SALES	**8,562**	**9,399**	**+10%**	**2,324**	**2,349**	**+1%**
Pharmaceuticals	2,270	2,600	+15%	714	666	-7%
Chemicals	2,785	2,998	+8%	708	743	+5%
Plastics	3,507	3,800	+8%	902	940	+4%
"Corporate and Business Support "[11]	-	-	-	-	-	-
GROUP REBIT	**912**	**1,099**	**+21%**	**236**	**216**	**-8%**
Pharmaceuticals	302	451	+49%	108	86	-20%
Chemicals	285	315	+11%	53	60	+15%
Plastics	389	409	+5%	93	94	+1%
"Corporate and Business Support"[11]	-63	-76	+21%	-17	-24	+41%
GROUP REBITDA	**1,339**	**1,568**	**+17%**	**360**	**339**	**-6%**
Pharmaceuticals	376	554	+47%	135	115	-15%
Chemicals	448	484	+8%	99	104	+5%
Plastics	565	595	+5%	140	142	+1%
"Corporate and Business Support"[11]	-50	-65	+30%	-14	-22	+57%

10 Results by sector include results from the three sectors of the Group as well as the "Corporate and Business Support ".
11 Non-allocated items

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Millions EUR *(except for per-share figures, in EUR)*	2005	2006	4th quarter 2005	4th quarter 2006
Sales	**8,562**	**9,399**	**2,324**	**2,349**
Cost of good sold	-5,724	-6,126	-1,525	-1,529
Gross margin	**2,838**	**3,273**	**799**	**820**
Commercial and administrative costs	-1417	-1,559	-427	-429
Research and development costs	-472	-563	-147	-152
Other operating gains and losses	-4	-31	16	-27
Other financial gains and losses	-33	-21	-5	4
REBIT	**912**	**1,099**	**236**	**216**
Non-recurring items	-357	-143	-62	-25
EBIT	**555**	**956**	**174**	**191**
Charge on net indebtedness	-85	-82	-25	-16
Income taxes	-153	-179	-38	-29
Discontinuing operations	476	103	22	0
Income from investments	23	19	0	0
Net income of the Group	**816**	**817**	**131**	**146**
Minority interests	-27	-26	-7	-4
Net income (Solvay share)	**789**	**791**	**124**	**142**
Earnings per share *(in EUR)*	9.51	9.57	1.50	1.72
Diluted income per share(*) *(in EUR)*	9.46	9.52	1.49	1.71

(*) calculated on the number of shares diluted by awarded "stock options"

CONSOLIDATED CASH FLOW STATEMENT

millions EUR	2005	2006
EBIT	555	956
Depreciation and amortization	464	522
Changes in working capital	59	-5
Changes in provisions	310	6
Income taxes paid	-236	-211
Others	-183	-130
Cash flow from operating activities	**969**	**1138**
Acquisition/sale of investments	-211	172
Acquisition/sale of assets	-505	-581
Income from investments	23	19
Changes in financial receivables	-7	29
Effect of changes in method of consolidation	8	3
Cash from investing activities	**-692**	**-358**
Increase/decrease in capital	-803	-5
Acquisition/sale of own shares	-9	-7
Changes in borrowings	-144	-458
Charges on net indebtedness	-89	-83
Dividends	-217	-227
Cash flow from financing activities	**-1262**	**-780**
Net change in cash and cash equivalents	**-985**	**0**
Currency translation differences	36	-24
Opening cash balance	1406	457
Closing cash balance	**457**	**433**

CONSOLIDATED BALANCE SHEET

millions EUR	As of December 31, 2005	As of December 31, 2006
Non-current assets	**7,051**	**7,276**
Intangible assets	770	721
Consolidation differences	1,079	1,214
Tangible assets	3,784	3,869
Other investments	706	790
Deferred tax assets	510	506
Financial receivables and other non-current assets	202	176
Current assets	**4,189**	**3,825**
Inventories	1,162	1,221
Trade receivables	1,703	1,671
Income tax receivables	143	95
Other receivables	427	405
Cash and cash equivalents	449	433
Assets to be sold	305	0
TOTAL ASSETS	**11,240**	**11,101**
Total Shareholders' equity	**3,920**	**4,456**
Capital and reserves	3,774	4,214
Minority interests	146	242
Non-current liabilities	**3,496**	**3,966**
Long-term provisions	2,310	2,271
Deferred tax liabilities	154	137
Long-term financial debt	984	1,503
Other non-current liabilities	48	55
Current liabilities	**3,824**	**2,679**
Short-term provisions	209	215
Short-term financial debt	1,145	188
Trade liabilities	1,278	1,269
Income tax payable	161	99
Other current liabilities	883	908
Liabilities linked to assets to be sold	148	0
TOTAL EQUITY AND LIABILITIES	**11,240**	**11,101**

STATEMENT OF CHANGES IN EQUITY

Millions EUR	Capital	Issue Premiums	Reserves	Own Shares	Exchange differences	Fair Value differences	Share-holders' equity	Min-ority inter-ests	Total equity
Book value at the end of the period (12/31/2005)	**1,270**	**18**	**2,721**	**-131**	**-283**	**179**	**3,774**	**146**	**3,920**
Income for the period			791				791	26	817
Direct charges and income to stockholder equity					-137	21	-116	26	-90
Cost of stock options			4				4		4
Dividends			-234				-234	-6	-240
Acquisition/sale of own shares				-7			-7		-7
Increase in capital	1						1		1
Other variations			1				1	50	51
Book value at the end of the period (12/31/2006)	**1,271**	**18**	**3,283**	**-138**	**-420**	**200**	**4,214**	**242**	**4,456**

RESULTS BY SECTOR

The following table provides sales without elimination of sales between sectors as well as results by sector including non-recurring items (EBIT).

millions EUR	2005	2006	2006 / 2005	4th quarter 2005	4th quarter 2006	4th quarter 2006/ 4th quarter 2005
GROUP SALES	**9,152**	**9,987**	**+9%**	**2,484**	**2,501**	**+1%**
Pharmaceuticals	2,270	2,600	+15%	714	666	-7%
Chemicals	3,034	3,260	+7%	773	813	+5%
Plastics	3,848	4,127	+7%	997	1,022	+3%
"Corporate and Business Support"[11]	-	-	-	-	-	-
GROUP EBIT	**555**	**956**	**+72%**	**174**	**191**	**+10%**
Pharmaceuticals	224	302	+34%	75	46	-39%
Chemicals	255	22[12]	n.s.	38	58	+53%
Plastics	388	400	+3%	90	88	-2%
"Corporate and Business Support"[11]	-313	231[12]	n.s.	-30	-2	n.s.

12 Mainly following the transfer of non-recurring provisions to cover the fines in Europe and the United States in the area of peroxides from "Non-allocated items" to "Chemicals sector."

ANNEX TO PRESS RELEASE COMMENTS ON 2006 RESULTS OF THE SOLVAY GROUP

PHARMACEUTICALS SECTOR

Strategic developments

- ***Continued strategic transformation of the Pharmaceuticals sector***
  Official FDA acceptance of the registration application for bifeprunox (for schizophrenia)

  Since August 1, 2005, the sector has benefited from the results of Fournier Pharma, which added a product line and significant research projects for the treatment of dyslipidemia. The cardiometabolic area has become the primary therapeutic axis for Solvay.

  Solvay Pharmaceuticals also defined a strategy of transformation of its organization (the "INSPIRE" Project). The Sector expects to reach an average growth in sales[13] greater than the industry standard, estimated at 7% per year, and an operating margin of 20% by the year 2010. To do this, in allocating its research and development resources, the sector is putting a priority on a limited number of selected therapeutic areas (cardiometabolic, neuroscience, flu vaccines and pancreatic enzymes) while maintaining the well-entrenched drugs in gastroenterology and men's and women's health. Solvay Pharmaceuticals also set a goal of implementing annual cost savings of EUR 300 million by the year 2010. In 2006, this savings plan was implemented more quickly than expected. Thus, in 2006, the INSPIRE project was primarily carried out through the rapid and successful integration of all the national sales and marketing teams as well as the administrative and management organizations; globalization of R&D functions and production was also decided upon and is under way, in keeping with the selected priority therapeutic areas.

  Also, significant steps were taken for development of molecules in the portfolio:

  - In December 2006, the application for authorization to market bifeprunox was officially filed by the FDA (Food and Drug Administration) in the United States. This means that the formal procedure and review of the application have begun.
  - Also, Solvay Pharmaceuticals and Wyeth decided to expand their existing agreement, which up to now had involved the joint development and commercialization of bifeprunox as well as SLV313 and SLV314 molecules, to henceforth include research in neuroscience, with the objective of identification of new antipsychotic therapies.
  - In the area of fenofibrate, Solvay Pharmaceuticals accelerated the development of new products alongside TriCor®/Lipanthyl®, especially the molecule ABT335/SLV348[14], a next-generation fenofibrate in phase III trials and developed with Abbott. Solvay also developed several combinations of fenofibrate with other molecules such as Synordia® (fenofibrate/metformin). Also, AstraZeneca and Abbott announced the joint development and marketing in the United States of a fixed-dose combination product combining Crestor® (rosuvastatin from AstraZeneca) and either TriCor® 145 NFE or ABT335/SLV348. Filing of the new drug application for this combined product is set for 2009.
  - In 2007, the new flu vaccine unit, using cell-based production, will produce vaccines to fulfill contracts with various governments for pre-pandemics as well as vaccines for clinical trials for the flu season, with marketing planned from 2008 onwards. Expansion of these clinical trials to the United States is being prepared. In the United States, Solvay Pharmaceuticals, Inc. obtained a subsidy of USD 298 million from the American government[15] for the development of a cell-based flu vaccine and the design of an installation to manufacture vaccines for the US market in 2011.
  - Phase II trials of the molecule SLV 319, designed for treatment of obesity and developed with Bristol-Myers Squibb, have begun.
  - A registration application for Pulzium® (tedisamil), designed for treatment of arrhythmia, was filed in the United States and is being prepared for filing in Europe;

---

13 Based on proforma sales from 2004 including Fournier Pharma, or EUR 2,338 million.
14 Previously called HEXA
15 The Department of Health and Human Services, or HHS

Also, the Pharmaceuticals sector accelerated its geographic expansion by reinforcing its commercial activities in emerging regions (Russia, India and Latin America), which have already contributed significantly to the increase in sales.

In the United States, Solvay Pharmaceuticals favorably settled litigation with Watson and Par regarding the patents protecting Androgel®. Solvay Pharmaceuticals has also continued geographic expansion of AndroGel® in Latin America, in several countries in Asia, all the African countries and five additional European countries (France, Belgium, the United Kingdom, Spain and Greece).

Finally of note is the sale of Luvox® and Extended-Release fluvoxamine in the United States, while Solvay Pharmaceuticals continues marketing of Luvox® in other regions of the world, in particular in Japan.

Key Figures[16]

Sales by primary products

millions EUR	2005[17]	2006	2006 / 2005
PHARMACEUTICAL SECTOR	**2,270**	**2,600**	**+15%**
CARDIOMETABOLIC	**434**	**686**	**+58%**
Fenofibrate	185	413	+123%
Teveten®	91	95	+4%
Physiotens®	52	50	-4%
NEUROSCIENCE	**376**	**430**	**+14%**
Serc®	122	146	+20%
Marinol®	84	106	+26%
Luvox®	80	81	+1%
FLU VACCINES	**128**	**148**	**+17%**
Influvac®	100	118	+18%
PANCREATIC ENZYMES (Creon®)	**162**	**191**	**+18%**
GASTROENTEROLOGY	**401**	**294**	**-27%**
Duphalac®	85	85	0%
Pantoloc®	166	70	-58%
Duspatal®	58	59	+2%
MEN'S AND WOMEN'S HEALTH	**542**	**599**	**+11%**
Androgel®	239	275	+15%
Prometrium®	71	76	+7%
Estratest®	91	75	-18%

Comments

As announced, results and margins for Solvay Pharmaceuticals **overall for 2006** significantly improved from 2005, with an operating margin of 17%.

- **In 2006, sales** (EUR 2,600 million) improved by 15%.

  In a context of pressure on prices, sales in Europe increased due to the integration of Fournier Pharma. Also, sales grew significantly in North America (+15%) and continued to experience rapid growth in emerging countries and Russia.

  All therapeutic areas made progress in 2006, compared to 2005, except gastroenterology, which dropped by 27% following the expiration of the marketing rights to Pantoloc®. Cardiometabolic sales, which, in terms of therapeutic area revenue, were the highest in 2006, included the revenues from fénofibrate (TriCor®, Lipanthyl) from Fournier Pharma (EUR 413 million) in 2006. It is of note that sales (USD 1,048 million) of TriCor® 145mg NFE by Abbott in the United States were up by 14% and currently exceed one billion USD. This confirms the potential for this product. In neuroscience, there was an increase of 14% due to the marked growth of Serc® (+20%) and Marinol® (+26%). Flu vaccines were up by 17%, with sales of Influvac® reaching EUR 118 million. Pancreatic enzymes (Creon®) and women's and men's health were up respectively by 18% and 11%. Sales of Androgel® increased sharply (+15%) in the American market.

16 Results from the Pharmaceuticals sector include the results of Fournier Pharma since August 1, 2005.
17 Including five months of sales from Fournier Pharma (EUR 265 million). Without Fournier Pharma, Solvay Pharmaceuticals sales would have increased 15%.

Research efforts of EUR 424 million (16% of sales), were up significantly (+21%) in 2006 due to the magnitude and acceleration of certain research projects in the Neuroscience and Cardiometabolic areas, in particular the more rapid development of new products alongside TriCor®/Lipanthyl®, to reinforce the franchise value of fenofibrate.

Restructuring costs of EUR 133 million were recorded in 2006 in the context of the annual savings plan of EUR 300 million by the year 2010. This savings plan was implemented more rapidly than expected in 2006.

Operating results in the Pharmaceutical Sector in 2006 improved by 49% and reached EUR 451 million. They included capital gains (EUR 38 million) on the sale of minor products in the first half of 2006, compensation of EUR 10 million from litigation in the United States as well as receipt in the 4th quarter 2006 of two milestone payments of EUR 20 million, each in the context of completion of major steps for development of bifeprunox and SLV319 with our partners.

➢ In the **4th quarter 2006**, sales (EUR 666 million) and operating results (EUR 86 million) were down respectively by 7% and 20%. Aside from receipt of the two milestone payments mentioned above, results were influenced by one-off items as announced (more aggressive inventory management by our distributors in the United States [impact on REBIT of EUR 35 million]) and expiration of marketing rights to Pantoloc® (sales of EUR 51 million in the 4th quarter 2005). Prescriptions for primary drugs in the United States improved. Finally of note is the unfavorable impact of the USD to EUR exchange rate on 4th quarter sales. Also, research efforts were especially strong (EUR 118 million), which put the ratio of R&D to sales at 18% for this quarter (compared to 16% for 2006).

CHEMICALS SECTOR

STRATEGIC DEVELOPMENTS

- ***Creation of new opportunities to sustain growth through the development of Specialties, technological innovation and intensification of geographic expansion***

The decision to develop activities in Asia took concrete form with the construction of a fluorinated specialties plant in Korea, which is on schedule, and the conclusion of a joint-venture agreement with Lantian in China for the production and supply of hydrogen fluoride, an essential component of a great number of high-added-value fluorinated products. The new plant in Korea is designed to serve rapidly growing markets in this region of the world such as semi-conductors and liquid-crystal displays (LCD). In addition, a joint venture in China was created to manufacture ultra-pure hydrogen peroxide.

Also of note were:

- In hydrogen peroxide, construction under way of an Antwerp mega-plant (230 kt/year) in partnership with BASF and Dow to supply hydrogen peroxide for propylene oxide production; startup of a capacity expansion in Finland in the first quarter of 2006; a project for a new site in Chile; and the shutdown of a hydrogen peroxide unit at Torrelavega in Spain;
- In bicarbonate, a specialty designed for a wide range of high-growth applications (environmental protection, pharmaceutical and nutritional-supplement products, etc.) and startup of capacity expansion in 2006 in Germany; and
- In barium and strontium carbonates, a strategic reorganization consisting, for Solvay, of repositioning itself in specialty grades while moving the technical grades into a joint venture with CPC (USA) in order to meet the significant competitive pressures of the end-use market in a period of rapid change, both from a geographic and a technological viewpoint. Also noteworthy in this area was the restructuring underway in Germany and India.

The acquisition of a majority holding (75%) in the German company Girindus reinforced the capabilities of the Group in the area of organic molecules designed for high-tech markets.

Finally, the Chemicals Sector is paying particular attention to the developments in the energy situation. Technological leadership in processes, adaptable high-performance industrial facilities (e.g. the investments planned in Bulgaria or conversion to coal in calciners, started up at the end of 2006 in the United States), cogeneration units and a strategy of supply coverage with medium- to long-term contracts help mitigate the energy impact. Participation by Solvay in the Exeltium consortium, a group of electric-intensive industries in France, should assure reliable and competitive energy supplies to Solvay's large production sites in France. A first agreement in principle was signed between Exeltium and EDF at the beginning of 2007. In Belgium, a similar project is currently being studied. As permitted by the specific market conditions of each SBU, price hikes are negotiated to compensate the increase of energy costs.

It should be noted that as of January 1, 2007, the Barium Strontium and Advanced Functional Minerals activities were combined into a single Strategic Business Unit called Advanced Functional Minerals. The objective of this rationalization is to reinforce synergies, in particular in research and development of new high-added-value specialties.

Key Figures

(millions EUR)	Sales			REBIT change
	2005	2006	2006 / 2005	2006 / 2005
CHEMICALS	**2,785[18]**	**2,998[18]**	**+8%**	**+11%**
"Minerals" cluster[19]	1,223	1,304	+7%	↗
"Electrochemistry and fluor chemicals" cluster	1,099	1,130	+3%	↘
"Oxygen" cluster[20]	453	494	+9%	↗

Comments

- ***Improvement in Chemicals activities due to overall favorable market conditions, in a context of continuing high energy costs.***

Chemicals Sector sales improved by 8% in 2006 (+5% in the 4th quarter). REBIT (EUR 315 million) increased by 11% compared to 2005 and by 15% in the 4th quarter. This performance was obtained due to the continued favorable global balance between supply and demand, at a time when energy costs remained at very high levels. Results from the "Minerals" cluster posted strong growth. The "Oxygen" cluster improved, confirming the trend begun in the 3rd quarter. The "Electrochemistry activities (caustic soda) and fluorinated products" trended downward, mainly in fluor chemical commodities.

- **Soda ash** activities improved due to continuing well-oriented demand, in a context of energy costs that remain very high. This translated into price hikes in 2006 compared to 2005, in particular in Europe and in the United States. Profitability of the activity improved in 2006, due in part to the measures taken to improve competitiveness. Growth of specialty derivatives of soda ash, especially bicarbonate, continued due to development of the applications portfolio and geographic expansion.
- Prices of **caustic soda** in 2006 remained relatively stable at high levels due to strong worldwide demand, in particular in the paper, aluminum and chemicals sectors, and low inventory levels at customers. Prices remained strong in a context of high energy costs that exerted pressure on the margins.
- The **fluorinated products** activity experienced a difficult year in 2006, due on the one hand to rising energy costs in Europe and on the other hand to significant erosion in prices in the 2nd half of the year in the market for refrigerants, linked to intense competitive pressures from China for Solkane® 134a. The good market for Solkane® 365mfc, a product used in insulation materials, along with a strong marketing campaign, bore fruit in the foams and solvents market, in particular in the Asia/Pacific region.
- Results for **hydrogen peroxide** in 2006 remained good despite high energy costs, especially in Europe. They increased in the 4th quarter of 2006 due to better volumes, in particular in Europe, South America and southeast Asia, and to the decrease in the cost of gas in the United States.

Regarding American antitrust proceedings in the area of peroxides before 2001, in the 1st quarter of 2006, Solvay concluded an agreement with the United States Department of Justice and agreed to pay a fine of EUR 35 million, reserved for in the 4th quarter of 2005. Class actions, under way since the end of 2005, continue and adequate provisions were recorded in the 1st half of 2006 under non-recurring items. It is to be recalled that at the beginning of July 2006 Solvay filed an appeal of the fine of EUR 193 million imposed in April 2006 by the European Commission in the area of peroxides. This amount is covered by provisions established in 2004 and 2005.

18 Including the Molecular Solutions SBU
19 including the Soda Ash and associated specialties and Advanced Functional Minerals (combining derivatives of Barium Strontium and Advanced Functional Minerals as of 01/01/2007) SBUs.
20 Including the Hydrogen Peroxide, Detergents and Caprolactones SBUs

PLASTICS SECTOR

Strategic Developments

- ***Enriching the portfolio of products and capitalizing on our strengths. Divestiture of Industrial Foils, recording a net capital gain of EUR 103 million[21].***

The strategy of the Plastics sector is characterized as follows :

➢ On the one hand by the development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems. These high-value-added activities are now among the primary contributors to the Group's results.

In Specialty Polymers, the Group is strongly reinforcing its competitive position in order to meet the growing demand for these high-added-value products. All of these products are designed for markets such as electronics, aeronautics, medical and automotive applications, etc. The steps taken include, among others, the opening of a new technical center in Shanghai and the construction now under way of a world-class plant for the production of micronized polytetrafluoroethylene (PTFE) powder in China. Also, two acquisitions were recently completed: Mississippi Polymer Technologies in the United States and the plastics division of Gharda in India. The latter, among other things, provided access to the very high-performance polymer PEEK, the construction of a new commercial-scale production unit for which is under way in Panoli (India). Solvay also announced the commercial startup of a new line of ultrapolymers: SOLVASPIRE®. Finally, SolviCore, the 50/50 joint venture between Solvay and Umicore for research, development, production and marketing of membrane-electrode assemblies, designed for application in fuel cells, began operations.

➢ On the other hand, strong leadership on three continents, targeted growth and continuous reinforcement of competitiveness remain the priorities for the Vinyls activities. It is in this context that the Thai subsidiary, Vinythai, doubled its capacity (in salt, chlorine, EDC and VCM), and capacity expansions for VCM and PVC continued in Brazil. Southeast Asia and Mercosur constitute, along with Europe, important areas of growth for vinyl activities. In Europe the competitive position of Solvin was further reinforced with the shutdown of the Ludwigshafen unit on January 1, 2006 and the transfer of production to other units. SolVin is also continuing its feasibility study of construction of an integrated unit of 330 kt/year of PVC in Russia, expandable to 500 kt/year.

Key Figures

(millions EUR)	Sales[22]			REBIT changes
	2005	2006	2006 / 2005	2006 / 2005
PLASTICS	**3,507**	**3,800**	**+8%**	**+5%**
Specialties[23]	1,610	1,712	+6%	➚
Vinyls[24]	1,897	2,088	+10%	➔

Comments

- ***Growth in Specialties and resilience in Vinyls.***

Plastics Sector sales increased by 8% in 2006 (+4% in the 4th quarter). The increase in the "Specialties" cluster, sustained by Specialty Polymers, and the strong performance of the "Vinyls" cluster permitted results (EUR 409 million) of the Plastics Sector to surpass (+5%) the already strong results of 2005. In the 4th quarter, the sector reproduced (+1%) the good results realized in the 4th quarter of 2005.

➢ **Specialty Polymers**, among the major contributors to the Group's results, continued their growth. They posted strong growth in sales for 2006 due to overall rising volumes. Demand was particularly high in certain high-value-added markets such as consumer electronics, aeronautics, medical applications, pharmaceutical packaging, new automotive applications and petroleum drilling products. Sales also increased sharply in Asia where the commercial presence was reinforced. Results were strong despite continuing high raw-material costs

21 After the sale in 2005 of rigid sheets to Ineos, in March 2006 the Group completed the sale of other industrial films to Renolit for a price of EUR 330 million. The net capital gain is recorded under the heading "discontinued operations" in 2005 and 2006.
22 Restated figures: without the industrial films SBU (carried in "discontinued operations" following the announcement of their sale in 2005) and following elimination of the Performance Compounds SBU whose activities are consolidated in the Specialty Polymers (polyolefin compounds) and Vinyls (PVC compounds) SBUs since 01/01/2006.
23 Including the Specialty Polymers and Inergy Automotive Systems (fuel systems) SBUs
24 Including the Vinyls and Pipelife (pipes and fittings) SBUs

as well as the increase in R&D efforts (+19% compared to 2005) required to continue to meet the growing demand for new high-performance polymers and the costs of integration of newly acquired companies.

Despite sales growth in Asia, in Mercosur, in Eastern Europe and in South Africa, total volumes for **Inergy Automotive Systems** (13 million fuel systems) dropped slightly (-4%) compared to 2005, due to a marked slowdown of its customers in NAFTA and Western Europe. Despite the drop in volumes and the increase in raw material prices, overall results held steady due to the efforts at improving competitiveness and industrial restructuring in Europe and Japan.

- Results from **Vinyls** in 2006 duplicated the excellent level of 2005 due to good volumes and a reinforced competitive position in Europe and Brazil. Results from the 4th quarter of 2006 increased compared to those of the 4th quarter 2005, especially in Europe thanks to a favorable development in volumes, a gradual increase in prices in order to compensate for the increased cost of ethylene and the savings linked to shutdown of the Ludwigshafen unit. Demand at the start of 2007 remains good despite the seasonal slowdown, which weighed temporarily on prices, in a context of dropping prices of ethylene. In Asia, the imbalance between supply and demand in China is still weighing on prices and spread, which leads to volatility of results in this region.

Results of **Pipelife** are comparable to the high level of 2005, due to the significant improvement in volumes of pipes and fittings, in particular in Eastern Europe, and to the multiple measures taken over the past few years to reinforce its competitiveness, in a context of increased raw-material prices. Development of the product mix and some innovative specialties also contributed to the performance.

COMMENTS

1. Audited Books.

Deloitte certified the consolidated annual accounts as of December 31, 2006, without reservations, and confirmed that the accounting information reproduced in this press release is accurate and in accord with these annual accounts. The full report of the statutory auditor on the yearly consolidated financial information will be shown in the 2006 annual report which will be published on the Internet (www.solvay-investors.com) at the end of March 2007.

2. Risk Management

A risk management analysis will be shown in the 2006 annual report which will be published on the Internet (www.solvay-investors.com) at the end of March 2007. Also the 2005 annual report (also available www.solvay-investors.com) already gives an analysis of the primary risks throughout the different chapters of its financial section.

3. Primary exchange rates

		Closing		Average	
1 Euro =		2005	2006	2005	2006
Pound sterling	GBP	0.6853	0.6715	0.6838	0.6817
American dollar	USD	1.1797	1.3170	1.2438	1.2554
Argentine peso	ARS	3.5731	4.0474	3.6362	3.8594
Brazilian real	BRL	2.7446	2.8144	3.0367	2.7329
Thai baht	THB	48.44	46.77	50.07	47.58
Japanese yen	JPY	138.90	156.93	136.87	146.03

4. Solvay Shares.

	2005	2006
Number of shares issued at the end of the period	84,696,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	83,020,663	82,669,267

* * * *

Key dates for financial communications

- Tuesday, May 8, 2007: results from the first quarter of 2007 (at 1:00 PM) and the General and Extraordinary Shareholders' meetings (at 2:00 PM)
- Tuesday, May 15, 2007: payment of balance of dividend for 2006 (coupon No. 80)
- Friday, July 27, 2007: results for the first half of 2007 (at 7:30 AM)
- Friday, October 26, 2007: 9-month results 2007 and announcement of prepayment of dividend for 2007 (payable in January 2008, coupon no. 81) (at 7:30 AM)
- Mid-February 2008: annual results for 2007 (at 7:30 AM)

To obtain additional information:

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Deputy Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations
SOLVAY S.A.
Tel: 32-2-509.60.16
E-mail : investor.relations@solvay.com

* * * *

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels.

* * * *

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

SOLVAY

Embargo: January 11, 2007 at 8:30 AM (Brussels time)

SOLVAY AND WYETH COLLABORATE FOR DISCOVERY OF ANTI-PSYCHOTICS WITH NOVEL MECHANISMS

Expansion of existing neuroscience agreement

SOLVAY PHARMACEUTICALS and WYETH PHARMACEUTICALS announce today that they are expanding their existing neuroscience co-development, and co-commercialization agreement to include research in neuroscience.

The neuroscience co-development and co-commercialisation partnership already announced in April 2004 between SOLVAY and WYETH has resulted in a New Drug Application for bifeprunox for the treatment of patients with schizophrenia, submitted in October 2006 to the U.S. Food and Drug Administration and filed by them in December. Meanwhile development continues on two other early phase neuroscience projects SLV313 and SLV314, which were part of that agreement.

Under the new agreement announced today, the parties will collaborate in a joint discovery effort targeting the identification of small molecules with the potential to be used as anti-psychotic medications. Any compounds discovered under this research collaboration will be co-owned and co-patented by SOLVAY and WYETH and could be selected for co-development and co-commercialization by SOLVAY and WYETH.

"Combining SOLVAY'S experience with that of WYETH could enable the discovery of novel candidate molecules in an expanded chemical space now based on joint knowledge. In addition, such joint efforts could, over time lead to multiple development candidates with a range of clinically valuable properties," says Professor Les Turski, MD, Global Vice President of Research for SOLVAY PHARMACEUTICALS. "Neuroscience is a clear focus for both SOLVAY and WYETH so we are looking forward to this fascinating collaboration and expect good things to come from it" he added.

The parties will initially contribute several molecules each into this collaboration, and thereafter dedicate equal resources to the research efforts. There are no signing fees or milestone payments associated with this agreement.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2005 sales were EUR 2.3 billion and it employs approximately 10,000 people worldwide. For more information, visit **www.solvaypharmaceuticals.com**.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Roger Bickerstaffe
VP Communications
SOLVAY PHARMACEUTICALS
Tel: + 31 294 477 242
E-mail: roger.bickerstaffe@solvay.com
Internet : www.solvaypharmaceuticals.com

Puck Bossert
Head of Communications
SOLVAY PHARMACEUTICALS
Tel: +31 294 477 469
E-mail: puck.bossert@solvay.com

Patrick Verelst
Investor Relations
SOLVAY S.A
Tel: 32 2 509 72 43
Fax: 32 2 509 72 40
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

NOTES TO EDITORS

Antipsychotic Treatments

Currently marketed antipsychotic medications, both the so-called "typical antipsychotics" (first generation) and the so-called "atypicals" (second generation) are antagonists at dopamine D2 receptors. This associates them all with a certain degree of motor disturbance and/or metabolic side effects.

Bifeprunox (mentioned above) is a third generation antipsychotic and is different, being a partial agonist at dopamine D2 receptors. The potential advantage of this candidate treatment is to stabilize a patients symptoms without inducing the metabolic side effects associated with many current therapies.

Ce communiqué de presse est également disponible en français –Dit persbericht is ook in het Nederlands beschikbaar

December 20, 2006 (For immediate release)

SOLVAY INNOVATION TROPHY HONORS BREAKTHROUGH TECHNOLOGIES, SOCIAL & ENVIRONMENTAL RESPONSIBILITY

Eight innovations developed within the Solvay group were distinguished During the Solvay Innovation Trophy (SIT) ceremony which took place today at Solvay headquarters in Brussels. The Jury, which included prominent representatives of the international research and innovation community, had to assess the merits of 96 competing projects, which were shortlisted from several hundred candidates in a preliminary screening process. All the details relating to the competing projects and the selection process can be found here: (http://www.solvaylive.com/archives/solvaylive249/0,,44403-2-0,00.htm)

"The Solvay Innovation Trophy is a powerful launch pad for innovation throughout the Solvay Group," commented Jacques van Rijckevorsel, General Manager of the Plastics Sector and Group Innovation Sponsor. "The laureates reflect essential trends in Solvay's development: breakthrough products and technologies coupled with social and environmental responsibility, all in pursuit of our strategic objective: sustainable and profitable growth," he added.

The laureates of the Solvay Innovation Trophy 2006 are:

Nano-composite Tecnoflon® PFR for semiconductor applications - in the "New business" category: These ultra-clean and ultra-resistant products were developed thanks to a proprietary technology for the dispersion of nanoparticles for use in equipment earmarked for the plasma etching of silicon wafers, which necessitates the highest degree of purity, the absence of metallic ions, good sealing properties and exceptional chemical resistance qualities.

Sifren 46 for critical etching of silicon wafers - in the "Customer Oriented Projects" category: Sifren, a gas obtained from Solvay's proprietary Fluorine gas technology has been developed to meet the critical demands of the silicon wafer industry. Furthermore, it is an ecological compound that has a short lifetime in the atmosphere, a negligible global warming potential and which is inert with regard to the stratospheric ozone layer.

Green organic chemistry for TAB production - in the "Performance Improvement" category: Solvay researchers, in co-operation with the Katholieke Universiteit Leuven in Belgium have developed a new process to manufacture tert-amylbenzene (TAB) with ordinary raw materials, generating a minimum of waste.

Safety management lead by subcontractors - in the "Management Improvement" category: an active involvement of subcontractors in the management of safety at Solvay's plant in Dombasle (France) has lead to a fourfold reduction in accidents.

Epicerol™ – in the "Sustainable Development and Citizenship" catgory: this new process for the production of epichlorohydrin is based on the transformation of glycerine, a by-product of the biodiesel industry. In the Epicerol process, glycerine – a renewable material – is substituted for propylene, a hydrocarbon. Other environmental benefits include a sharp reduction of water consumption.

A nano particle seed latex for PVDC – in the "Replicated innovations" category: a nanotechnology developed in co-operation with Solvay's partner BASF resulted in polyvinylidene chloride with enhanced properties for use in the pharmaceutical blister and on the food packaging markets.

Press contact Martial Tardy
Tel 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

Two special Partnership Prizes were awarded to **Building on partnerships to market and sell new BICAR-based applications** and **Essentiality of Chemicals**. The first project aims at introducing sodium bicarbonate in a range of "wellness" products, as a more natural alternative to certain components in cosmetics and detergents. The second is a new way of promoting the social and economic value of Solvay's essential products through scientific communication events.

The Executive Committee of the Solvay Group awarded a special COMEX prize to the **High Productivity Hydrogen Peroxide Production Process**. This prize distinguishes a laureate of one of the previous SITs whose project has demonstrated its performance in terms of value and benefit for the Group. Solvay's proprietary high productivity process is to be implemented in the world's largest hydrogen peroxide production unit, currently under construction in Antwerp (Belgium).

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: + 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

SolVin
The Partner in Vinyl

Embargo : December 15, 2006.

Solvay & SolVin partners in the "SANTO" expedition to the Vanuatu Islands: the most ambitious international scientific mission in the field of biodiversity

In partnership with the Royal Belgian Institute of Natural Sciences, the Solvay Group and SolVin are pleased to announce their participation in the most ambitious international scientific mission ever undertaken in the field of biodiversity: the SANTO 2006, *Biodiversity in danger* expedition to the island of Santo, one of the Vanuatu Islands lying right in the middle of the South Pacific.

This scientific mission is being organised at the initiative of Pro Natura International, the Institute for Research and Development and the National Museum of Natural History in Paris.

From September to December 2006, 160 researchers from the four corners of the globe, representing a total of 25 countries, are paving the way for the biggest global inventory of biodiversity ever carried out. Every available method of investigation is being implemented to accelerate the acquisition of knowledge of living organisms, in order to understand, explain and disseminate biodiversity issues and the associated challenges. Several teams have come together under the umbrella of this expedition, some specialised in the biology of the sea beds and others in the study of the canopies of tropical forests.

Two Belgian specialists in social insects, Maurice Leponce of the Royal Belgian Institute of Natural Sciences and Yves Roisin of the Free University of Brussels, participated in the SANTO 2006 expedition.

Maurice Leponce

During the SANTO 2006 expedition, Maurice Leponce took part in the module concerned with the study of the biodiversity of forests between 0 and 1200 m in altitude, along with around ten other researchers who have partnered him since 2003 within the framework of the IBISCA programme into the study of tropical forests. His specific role in the project was to look into the factors that influence the diversity of ants and termites.

The purpose of the approach adopted was to simultaneously investigate the distribution of the diversity of a series of key organisms at different levels within the forest, from the ground to the summit of the canopy. This implies the use of a large number of different sampling techniques.

« The SANTO 2006 project heralds a new era of projects, in which significant human and material resources are finally being channelled into studying the state and the workings of environments as complex as tropical forests or coral reefs. The stability of these environments depends on their biological diversity. The urgency of this type of project is heightened by the growing awareness of the link between biodiversity and the crucial role played by ecosystems, including climate regulation ».

Yves Roisin

Yves Roisin participated in the "forests – mountains – rivers" land module which set out to collect samples of termites and ants according to standardised methods at different altitudes and in different strata of the forest (from the ground to the canopy). These two groups of social insects are in fact particularly important due to their abundance and ecological role, in most tropical forests.

« For me, SANTO 2006 is a unique opportunity to participate in a very large-scale project, which, we hope, will not only generate interesting scientific results but also draw public attention to the current crisis of biodiversity and the potential repercussions of global changes ».

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

The Treetop-Raft and The Canopy-Glider

New exploration devices have been specially developed for this mission to complement the Treetop-Raft, better known under the name of the SolVin-Bretzel.

These are the Canopy-Glider and its ground base, the Canopy Dome.

The Canopy-Glider is an airship made up of several components, one of which is a helium-filled toric envelope, which remains inflated for the duration of the missions. A traditional hot-air balloon manoeuvres the glider, backed up by a microlight engine.

While the SolVin-Bretzel can be put down on the canopy, the Canopy Glider only skims low over the canopy allowing the collection of samples: insects, liana, lichen, flowers, fruit, etc.

The Canopy Glider must be protected from the bad weather that can strike at any time in the tropics and the helium torus in particular must be protected from UV rays, which is why a protective tent known as a Canopy Dome, an ultra-light, inflatable structure with a diameter of 20 metres, was designed to accompany the Canopy Glider on its missions. This structure also offers an all-weather working area for the teams on the ground. Day and night, it is in some way the cornerstone of the missions.

As partners of the Canopy Dome, Solvay and SolVin are contributing their know-how and their product, PVC, to this project, which are indispensable for the construction of the structure and the related implementation technologies. Participation in this kind of project also allows Solvay and SolVin to gain an insight into a complete ecological system, the tropical forest, which manages its natural resources in a sustainable manner, an example that serves as inspiration for our practices and activities.

SolVin combines the competences of Solvay and BASF in the European vinyls sector. The synergies achieved in know-how and organization, the complementarities of product ranges as well as upstream integration have built up SolVin as a leader on the PVC and PVDC markets. The joint venture has operations in France, Germany, Spain and the Benelux countries and a total annual production capacity of 1.3 million tons of PVC, with nearly 2000 employees. Solvay owns 75% of SolVin and BASF, the remaining 25%.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information :

SOLVAY S.A. head office
33, rue du Prince Albert
1050 Brussels
Tel : 32 2 509 64 54
jacques.degerlache@solvay.com

SolVin S.A.
310, rue de Ransbeek
1120 Brussels
Tel : 32 2 264 29 61
richard.thommeret@solvay.com

Royal Belgian Institute of Natural Sciences
29, rue Vautier – 1000 Brussels
Tel : 32 2 627 43.58
Maurice.Leponce@naturalsciences.be

For the pictures and copyrights:
Etienne Collomb
13 rue d'Enghien 75010 Paris - France
phone +33 1 44.79.36.55
mobile +33 6 87.74.28.78
ecollomb@hachettephotos.com

Other Internet links:
www.santo2006.org
www.solvay.com
www.solvinpvc.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo: December 12, 2006 at 8:30 AM (Brussels time)

U.S. FOOD AND DRUG ADMINISTRATION FILES NEW DRUG APPLICATION FOR BIFEPRUNOX, SUBMITTED IN OCTOBER 2006

Triggering a USD 25 million milestone payment from Wyeth

Solvay announced today that the New Drug Application (NDA) for bifeprunox submitted to the U.S. Food and Drug Administration (FDA) in October 2006 has been officially filed by the FDA. This means that the formal processing and review period both begin.

This event has triggered a milestone payment of USD 25 million from Wyeth, Solvay's co-development and co-commercialization partner for this candidate schizophrenia treatment in the U.S. The milestone has been booked into Solvay's 4th quarter 2006 figures. The guidance given to the markets on October 27, 2006 concerning Solvay Pharmaceuticals' full year expected results and margins remains basically unchanged, having anticipated this payment.

Bifeprunox is an investigational, new generation atypical antipsychotic for treatment and maintenance of stability of patients with schizophrenia. The NDA file is based on safety and efficacy studies that evaluated bifeprunox for the treatment of schizophrenia in approximately 2,550 patients. Patients were evaluated with acute exacerbations for six weeks, and stable patients were evaluated for six months

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2005 sales were EUR 2.3 billion and it employs approximately 10,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: + 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY SA
Tel: + 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Puck Bossert
Head of Communications
SOLVAY PHARMACEUTICALS
Tel: + 31 294 477469
E-mail: puck.bossert@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo : December 8, 2006 (immediate release)

SOLVAY PHARMACEUTICALS WITHDRAWS ITS MARKETING AUTHORIZATION APPLICATION FOR SYNORDIA® IN EUROPE

Solvay Pharmaceuticals announced today that its subsidiary, Fournier Laboratories Ireland Ltd, formally notified the European Medicines Agency (EMEA) of its decision to withdraw its application for a centralized marketing authorization for SYNORDIA® in Europe. SYNORDIA® is the brand name proposed for Solvay Pharmaceuticals fixed-dose oral combination product of fenofibrate and metformin.

SYNORDIA® is intended to be used as an adjunct to changes to diet and exercise to improve glycaemic control and dyslipidaemia in patients with type 2 diabetes. It is intended for use in patients who require both fenofibrate and metformin and have already been stabilized on each drug.

The application for marketing authorization for SYNORDIA® was submitted to the EMEA on 17 July 2006. The withdrawal of SYNORDIA® is due to the fact that Solvay Pharmaceuticals is not able to respond to the EMEA's request for additional information within the allowed timeframe. Withdrawal of an application does not prejudice the possibility of Solvay Pharmaceuticals making a new application at a later stage.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2005 sales were EUR 2.3 billion and it employs approximately 10,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: + 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY SA
Tel: + 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Puck Bossert
Head of Communications
SOLVAY PHARMACEUTICALS
Tel: + 31 294 477469
E-mail: puck.bossert@solvay.com
Internet: www.solvaypharmaceuticals.com

Embargo : December 8, 2006 at 8:30AM (Brussels time)

SOLVAY'S SLV319 OBESITY CANDIDATE TREATMENT ADVANCES IN PHASE II CLINICAL TRIALS

Triggering a milestone payment from co-development and co-commercialization partner Bristol-Myers Squibb.

Solvay announced today that a phase IIB study has started following a decision of the joint development committee for SLV319, which moved this obesity treatment candidate into further phase II clinical trials.

SLV319 belongs to a novel class of agents called CB1 antagonists, which work by blocking the cannabinoid type 1 receptor. Clinical and preclinical studies involving this class of drug have shown that blocking the cannabinoid type 1 (CB1) receptor results in reduced food intake.

This move has triggered a milestone payment of USD 25 million from partner Bristol-Myers Squibb Company, which will be booked into the fourth quarter 2006 figures. This payment coincides with an overall increase in R&D and marketing costs for Solvay Pharmaceuticals of a similar amount. Consequently, the guidance given to the markets on October 27, 2006 concerning Solvay Pharmaceuticals' full year expected results and margins remains basically unchanged.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2005 sales were EUR 2.3 billion and it employs approximately 10,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: + 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY SA
Tel: + 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Puck Bossert
Head of Communications
SOLVAY PHARMACEUTICALS
Tel: + 31 294 477469
E-mail: puck.bossert@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo : November 28, 2006 at 8:30 AM (Brussels time)

SOLVAY LAUNCHES, ENVIRONMENTALLY-FRIENDLY BIOCIDE FOR ERADICATION OF LIFE-THREATENING HOSPITAL 'SUPERBUGS'

Perestane® effective against Clostridium difficile and MRSA

Perestane®, an innovative biocidal product created and developed by Solvay, has been proven to be an effective disinfectant against Methicillin-resistant Staphylococcus aureus (MRSA) and Clostridium difficile. These so-called 'superbugs' may cause fatal diseases, and the treatment of patients with most current antibiotics is ineffective. Researchers from the University of Leeds and Leeds General Infirmary (United Kingdom) have recently demonstrated that disinfectants commonly used in hospitals fail to eradicate *Clostridium difficile* from the premises, and may even promote spore formation.

The effectiveness of Perestane® against MRSA and *Clostridium difficile* was confirmed by the Hospital Infection Research Laboratory (City Hospital Birmingham, UK) and a recent report from an independent British laboratory accredited by UKAS, the United Kingdom Accreditation Service.

Perestane®, which Solvay is marketing presently in the European Union, is a disinfectant based on peracid chemistry with a range of potential applications in the public and domestic health domains (for instance: disinfection of medical instruments, superior quality household products, etc.). This very low odor biocide possesses all the qualities of some other peracid compounds - such as high disinfectant efficacy even with short contact times and a low impact on the environment - without the drawbacks of a strong pungent smell. In addition, it can demonstrate much lower corrosion rates against some of the materials frequently encountered in hospitals when compared to other oxidizing biocides.

"With Perestane®, Solvay has developed an innovative highly efficient, user- and environment-friendly disinfectant that can be implemented in various demanding applications," said Eric Mignonat, Solvay's General Manager for Peroxide business. "Through our chemical research and know-how, we have also succeeded in providing a workable solution for an emerging, life-threatening problem. We can help to make hospitals safer places to be," added Eric Mignonat.

Perestane® is rapidly biodegradable, resulting in harmless breakdown products. It is non bio-accumulating, non toxic, non skin-sensitizing and non persistent. Perestane® has been notified under the European Union's Biocidal Products Directive.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

NOTES TO THE EDITORS

Clostridium difficile is a commensal bacterium which may be found in the human intestine. It is more likely to colonize patients who have had long stays in a hospital or a nursing home. It can be symptom free if found only in small quantities. Clostridium difficile is not only resistant to most antibiotics: the latter even act to stimulate growth of this bacterium. Antibiotics, especially those with a broad spectrum of activity, cause disruption of normal intestinal flora, leading to an overgrowth of Colistridium difficile. This may lead to the serious condition known as pseudomembranous colitis. A significant number of Clostridium difficile-induced affections, including some fatal cases, have been observed in European hospitals in recent years.

Clostridium difficile can be transmitted from person to person by the fecal-oral route. Because the organism forms heat-resistant spores, it can remain in the hospital or nursing home environment for long periods of time. It can be cultured from almost any surface in these institutions.

Methicillin-resistant Staphylococcus aureus (MRSA) is a specific strain of the Staphylococcus aureus bacterium that has developed antibiotic resistance to all penicillins. MRSA was first discovered in the UK in 1961 and is now widespread, particularly in the hospital setting.

SolVin The Partner in Vinyls

Embargo : November 27, 2006 at 8:30 AM (Brussels Time)

SOLVIN LAUNCHES NANOVIN®, A VINYL NANOCOMPOSITE 'SMART MATERIAL'

Innovation opens new commercial opportunities

Solvay announces today that its vinyls joint venture in Europe, SolVin, is launching NanoVin®, an innovative nanocomposite combining polyvinyl chloride (PVC) and nanoparticles of clay. This specialty product displays exceptional properties in terms of plasticity, viscosity and flow. These distinctive rheological properties make NanoVin® a so-called 'smart material', capable of sensing and reacting to changes in its environment (see Notes to the Editors below).

More specifically, NanoVin® is a ready-to-use product suitable for PVC paste applications, which require non-dripping and shear-thinning properties – meaning that the viscosity of the material decreases when a shear stress is applied to it and recovers a high value when the stress is released. These applications include for instance bodywork in the automotive industry as well as so-called thick coatings, such as artificial leather.

NanoVin® was developed at Solvay Research & Technology, the Group's R&D campus in Neder-over-Heembeek (Belgium). The product is now entering into a pre-commercial phase, with a pilot production unit located in Jemeppe (Belgium).

"Research and innovation are feeding Solvay's strategy of sustainable and profitable growth," commented Michel Tchapian, Paste PVC Business Manager. "We succeeded in creating a smart material that opens up new commercial opportunities, thanks to our work on the combination of vinyl with nanoparticles of clay," he said.

SolVin combines the competences of Solvay and BASF in the European vinyls sector. The synergies achieved in know-how and organization, the complementarities of product ranges as well as upstream integration have built up SolVin as a leader on the PVC and PVDC markets. The joint venture has operations in France, Germany, Spain and the Benelux countries and a total annual production capacity of 1.3 million tons of PVC, with nearly 2000 employees. Solvay owns 75% of SolVin and BASF, the remaining 25%.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

Pour plus d'informations, veuillez contacter :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

NOTES TO THE EDITORS:

The Solvay group is one of the world's **leading vinyls producer**, ranking second in Europe and third globally. In addition to SolVin in Europe, the Group's activities in polyvinyl chloride (PVC) and other products of the vinyl chain span across Asia and Latin America, through the affiliates Vinythai in Thailand and Solvay Indupa in Argentina and Brazil.

Nanocomposites are materials that are created by introducing nanoparticles into a macroscopic sample material. The process can drastically modify and improve the electrical and thermal conductivity as well as the mechanical strength properties and viscosity of the original material.

Nanoparticles are microscopic particles whose size is measured in nanometers (one billionth of a meter). It is defined as a particle with at least one dimension inferior to 100 nanometers.

A **shear thinning** material is one in which viscosity decreases with the rate of shear - i.e. as stress is applied in parallel to the surface of the material. This property is found in certain complex solutions, such as paint, nail polish, tomato ketchup and whipped cream.

Embargo: October 27, 2006 at 8:00 AM (Brussels time)

SOLVAY INTERIM DIVIDEND INCREASES TO EUR 0.80

New Calculation Method will Reflect Progress of Dividend

Solvay S.A. announces today that its Board of Directors has decided to modify its method for the setting of its annual interim dividend. This method will, from 2006 onwards, integrate a guidance corresponding to 40% (rounded) of the total previous dividend and take into account the Group's nine months results for the current year.

Consequently, for the current financial year, a net interim dividend of EUR 0.80 per share was approved by the Board of Directors on October 26, 2006. This interim dividend (coupon no. 79) will be paid on January 18, 2007 on account of the total dividend for 2006 that will be proposed by the Board of Directors on February 15, 2007.

Until now, the interim dividend was a predetermined amount, which was adapted periodically and currently set at EUR 0.70. With the new system, the interim dividend will reflect more closely the progress of the final dividend paid by Solvay S.A.. The Group's policy in this respect is to increase the final dividend whenever possible and, if possible, not to reduce it. For the past 24 years, the dividend has progressively been increased and has never been reduced.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact:

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

END